AMERICAN ATTORNEYS
美國海陸國際律師事務所



02028593

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

April 12, 2002

SEC FILE NO. 82-3648

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the resignation of Mr. Liu Jianhua, dated January 24, 2002, published (in the English language) in the Business Post and published (in the Chinese language) in the Hong Kong Economic Times, both on January 25, 2002; and

(2) The Company's announcement regarding adoption of the new share option scheme and termination of the existing share option scheme, dated March 28, 2002, published (in the English language) in the Hong Kong iMail and published (in the Chinese language) in the Hong Kong Economic Times, both on April 2, 2002.

dlw 4/23

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com
Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited



CIL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

TRADE HONOUR LIMITED

(Incorporated in the British Virgin Islands with limited liability)

FURTHER DELAY IN DESPATCH OF CIRCULAR AND DELAY IN RELEASE OF INTERIM RESULTS ANNOUNCEMENT AND DESPATCH OF INTERIM REPORTS

An application has been made to SFC and the Stock Exchange for a further extension of time from 2nd April 2002 to 19th April 2002 for the despatch of the circular of the Company in relation to, inter alia, the Restructuring Proposal and the discloseable transaction of the Company regarding the purchase of the Sales Shares (the "Discloseable Transaction") and the connected Transaction of the Company regarding the grant of the Option to the Subscriber (the "Connected Transaction").

The board of directors of the Company would like to announce that the release of the interim results announcement and despatch of the interim reports of the Company for the 6 months ended 31st December, 2001 will be delayed. Timing of the publication of the interim results announcement and despatch of the interim reports, and details of the delay in release of the interim results will be announced by the Company on 2nd April, 2002.

The delay in release of the interim results announcement and despatch of the interim reports of the Company constitute breaches of paragraphs 10(1) and 11(6) of the Listing Agreement by the Company and the Stock Exchange reserves its right to take any action against the Company and/or directors as a result of such breach.

The directors of the Company confirm that they have not dealt in the securities of the Company since 28th February, 2002 and undertake that they will not deal in the securities of the Company from the date of this announcement until the publication of the interim results announcement by the Company.

The release of this announcement does not necessarily indicate that the Restructuring Proposal, the Discloseable Transaction and the Connected Transaction will be successfully implemented and completed as the conditions precedent to the Restructuring Proposal, the Discloseable Transaction and the Connected Transaction may or may not be fulfilled or otherwise waived.

Investors should exercise caution when dealing in the Shares.

Terms used in this announcement shall have the same meaning as those defined in the joint announcement of the Company and the Subscriber dated 15th February 2002 ("Joint Announcement") in relation to, inter alia, the Restructuring Proposal and the announcement of the Company dated 21st March 2002 ("Announcement") in relation to, inter alia, the Discloseable Transaction and the Connected Transaction.

Pursuant to Rule 8.2 of the Code and Rule 14.29(2) of the Listing Rules, the Company is required to issue a circular to the Shareholders in relation to, inter alia, Restructuring Proposal within 21 days after the date of the Joint Announcement. Pursuant to Rule 14.13(2) and Rule 14.29(2) of the Listing Rules, the Company is required to issue a circular in relation to the Discloseable Transaction and the Connected Transaction to the Shareholders within 21 days after the date of the Announcement. As set out in the joint announcement of the Company and the Subscriber dated 8th March 2002, the circular of the Company in relation to the Restructuring Proposal was expected to be despatched on 2nd April 2002.

It is the intention of the Company and the Subscriber to issue a composite document containing information relating to the Restructuring Proposal, the Discloseable Transaction and the Connected Transaction. However, the Company is still in the process of incorporating information relating to the Discloseable Transaction and the Connected Transaction into the composite document, and the Company and the Subscriber are in the process of finalising various information relating to the Restructuring Proposal and incorporating information relating to the Discloseable Transaction and the Connected Transaction into the aforesaid composite document. In particular, the Company needs to finalise and verify financial information of the Company relating to, inter alia, its indebtedness and its interim results. The Company is also in the process of consulting its legal advisers to determine the arrangements relating to the Scheme. The aforesaid matter require considerable amount of additional time to complete. Accordingly, an application has been made by the Company to SFC and the Stock Exchange to extend the date of despatch of the aforesaid composite document from 2nd April 2002 to 19th April 2002 .

The board of directors of the Company would like to announce that the release of the interim results announcement and the despatch of the interim reports of the Company for the 6 months ended 31st December, 2001 which should be released pursuant to paragraphs 10(1) and 11(6) of the Listing Agreement by the end of March 2002 will be delayed. Timing of the publication of the interim results announcement and despatch of the interim reports, and details of the delay in release of the interim results announcement and the despatch of the interim reports will be announced by the Company on 2nd April, 2002.

The delay in release of the interim results announcement and despatch of the interim reports of the Company constitute a breaches of paragraphs 10(1) and 11(6) of the Listing Agreement by the Company and the Stock Exchange reserves its right to take any action against the Company and/or directors as a result of such breach.

The directors of the Company confirm that they have not dealt in the securities of the Company since 28th February, 2002 and undertake that they will not deal in the securities of the Company from the date of this announcement until the publication of the interim results announcement by the Company.

The release of this announcement does not necessarily indicate that the Restructuring Proposal, the Discloseable Transaction and the Connected Transaction will be successfully implemented and completed as the conditions precedent to the Restructuring Proposal, the Discloseable Transaction and the Connected Transaction may or may not be fulfilled or otherwise waived.

Investors should exercise caution when dealing in the Shares.

By Order of the Board
CIL HOLDINGS LIMITED
Joseph Szeto
Chairman

By Order of the Board
TRADE HONOUR LIMITED
Ke Jun Xiang
Director

Hong Kong, 28th March, 2002

The directors of the Company accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Subscriber and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Subscriber accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Company and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.


SOFTBANK
INVESTMENT
International (Strategic) Limited

Softbank Investment International (Strategic) Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 27th March, 2002, the Agreement was entered into between, inter alia, the Company and the Vendor whereby the Company agrees to purchase from the Vendor 13.7% interest in the issued share capital of Infogold at a consideration of Yen150,365,857 (equivalent to approximately HK$8.8 million).

Upon Completion, the Vendor will pay an one-off amount of approximately HK$1.26 million to SBI E2-Capital (HK) Limited, a subsidiary owned as to 51% by the Company, for providing financial advisory services to the Vendor in relation to the transaction constituted under the Agreement.

Infogold Group is engaged in the business of manufacturing, trading and retailing of jewelry products in Hong Kong, and will expand its operations into the PRC market including online auction business.

As the Vendor is an independent non-executive Director of the Company, the Agreement constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules. The aggregate consideration does not exceed HK$10 million and the transaction is accordingly disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next published annual report and accounts.

1. Date of the Agreement

27th March, 2002

2. Parties

The Agreement was entered into among, inter alia,

(1) the Vendor;

(2) the Company; and

(3) SBI E2-Capital Securities Limited, a subsidiary owned as to 51% by the Company, acting as the settlement agent.

3. Assets invested by the Company under the Agreement

Sale Shares: 137 shares of US$1.00 each in the share capital of Infogold, being 13.7% interest in the issued share capital of Infogold.

4. Consideration

The consideration for the purchase of the Sale Shares is an aggregate of Yen150,365,857 (equivalent to approximately HK$8.8 million), which will be settled in cash upon Completion on or before 15th April, 2002 and financed by the Group's internal resources.

The consideration was arrived at arm's length negotiations between the Vendor and the Company, representing a price-to-earnings ratio of approximately 6.4 times based on the guaranteed net profit after tax for the 12-month period ending 31st March, 2003 which will be in the amount of not less than HK$10 million. Such guarantee profit was provided by the Vendor and any shortfall of the guarantee as compared with the actual result will be reimbursed by the Vendor personally to the Infogold Group within the first calendar week of June, 2003.

The unaudited net asset value of Infogold Group was HK$25.9 million as at 31st December, 2001. The unaudited net profit before and after tax of Infogold Group for the year ended 31st December 2001 were HK$3.7 million and HK$3.1 million respectively. The net profits of Infogold Group for the year ended 31st December, 2000 was HK3.2 million.

The Board, including an independent non-executive Director of the Company (excluding the Vendor as an independent non-executive Director), is of the view that the transaction is fair and reasonable insofar as the independent shareholders of the Company are concerned and is in the interest of the Company and its shareholders as a whole.

5. Completion

The Completion of the Agreement is anticipated to be on or before 15th April, 2002.

6. Purpose of the transaction

The Group is principally engaged in investment holding, the provision of financial services, including securities broking, futures broking, corporate finance, financial advisory and proprietary trading, garment manufacturing and property holding.

Infogold Group is engaged in the business of manufacturing, trading and retailing of jewelry products in Hong Kong targeting tourists from overseas. Following the investment, the Company intends to partner with Infogold Group to engage in PRC projects, including projects within the online auction sector. The Vendor's family will hold 56.5% interest in Infogold immediately after the Completion. The Company will disclose details of the projects by way of announcement, as and when appropriate and in accordance with the Listing Rules, once the projects are being finalised.

The Board believes that Infogold Group is with substantial growth potential as it will expand its business in the PRC market in the near future and leverage upon the PRC business network of the Vendor. The Board therefore considers that the investment in Infogold Group will not only provide financial gain to the Company in terms of its earning contribution from the business, but also provide an important additional stepping-stone for the Company to expand its presence within the PRC.

7. Financial advisory fee.

Upon Completion, the Vendor will pay an one-off amount of approximately HK$1.26 million to SBI E2-Capital (HK) Limited, a subsidiary owned as to 51% by the Company, for providing financial advisory services to the Vendor in relation to the transaction constituted under the Agreement. The financial advisory fee was arrived at on normal commercial terms.

8. Connected transaction implications

As the Vendor is an independent non-executive Director of the Company, the Agreement constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules. The aggregate consideration does not exceed HK$10 million and the transaction is accordingly disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next published annual report and accounts.

In view of the transaction, the Vendor would no longer be suitable to act as independent Director of the Company according to the guidelines stated in the Listing Rules. The Vendor will therefore cease to be independent Director upon Completion but remains as non-executive Director of the Company. The Company is now looking a suitable candidate for the replacement and hope to be able to appoint an additional independent non-executive Director in the very near future.

9. Definitions

"Agreement"	a sale and purchase agreement dated 27th March, 2002 entered into between, inter alia, the Vendor and the Company
"Board"	The board of Directors
"Company"	Softbank Investment International (Strategic) Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange
"Completion"	the completion of the Agreement
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Infogold"	Infogold Assets Limited, a company incorporated in the British Virgin Islands
"Infogold Group"	Infogold and its subsidiaries
"PRC"	People's Republic of China
"Sale Shares"	the 137 shares of US$1.00 each in the share capital of Infogold, being 13.7% interest in the issued share capital of Infogold
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Mr. Li Shui, an independent non-executive Director of the Company
"HK$"	Hong Kong dollars, the legal currency of Hong Kong Special Administrative Region of the PRC
"US$"	United States dollars, the legal currency of the United States of America
"Yen"	Yen, the legal currency of Japan

In this announcement, for reference only and unless specified, the translation of Yen into US$ is based on the exchange rate of Yen133 = US$1.00 and the translation of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.8.

By Order of the Board
Wong Sin Just
Chief Executive Officer

Hong Kong, 28th March, 2002



TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

Further to the circular of the Company dated 12th March 2002, the directors of the Company are pleased to announce that the ordinary resolutions to approve the adoption of the new share option scheme of the Company (the "New Share Option Scheme") and the termination of the existing share option scheme of the Company adopted on 25th May 2001 were duly passed at the extraordinary general meeting of the Company held today. The New Share Option Scheme fully complies with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
CHI CHUNG CHAN
Company Secretary

Hong Kong, 28th March 2002

WELBACK

WELBACK HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of Welback Holdings Limited (the "Company") hereby announces that Ms LEE Tsui-Fang resigned as Non-Executive Director of the Company with effect from 28 March 2002.

The Board takes this opportunity to thank Ms LEE for her valuable contribution to the Company during the term of her services.

On Behalf of the Board
Welback Holdings Limited
Koh Tat Lee, Michael
Executive Director

Hong Kong, 28 March 2002

NOTICES


Vision
Century Corporation

VISION CENTURY CORPORATION LIMITED

(威新集團有限公司)*

(incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTION

Financial Adviser to Vision Century Corporation Limited

DBS ASIA CAPITAL LIMITED

Financial Adviser to CyberCity Holdings Limited

SBI E2-Capital

The Company through its wholly-owned subsidiary, Ecapital entered into the Acquisition Agreement on 28 March 2002 with CCH, a substantial shareholder of VCL, which is the controlling shareholder of the Company, to conditionally acquire from CCH the entire issued share capital of CCI. The total consideration for the Acquisition is HK$140.40 million (equivalent to approximately US$18 million) which will be satisfied by way of allotment and issue of 334,285,714 Consideration Shares equivalent to an issue price of HK$0.42 per Consideration Share.

CCH is a connected person of the Company as defined under the Listing Rules and the Acquisition Agreement constitutes a discloseable and connected transaction for the Company and the completion of the Acquisition Agreement is subject to the approval of independent Shareholders at the SGM. VCL and its associates shall abstain from voting in relation to any resolution to approve the Acquisition Agreement.

DBS Asia has been retained as the financial adviser to the Company with respect to the Acquisition. SBI E2-Capital has been retained as the financial adviser to CCH. A circular containing, inter alia, further details of the Acquisition Agreement, the valuation from the Independent Valuer, the letter from the independent financial advisor containing their advice to the independent board committee of the Company and the recommendation of the independent board committee on the Acquisition Agreement with a notice of the SGM to be convened for the purpose of considering and, if thought fit, approving the Acquisition Agreement, will be despatched to the Shareholders as soon as practicable.

Shareholders are requested to refer to the announcement made by the Company on the even date in relation to the proposed increase in authorised share capital and the Rights Issue of the Company. The Rights Issue is independent of the Acquisition and is not conditional upon the completion of the Acquisition.

THE ACQUISITION AGREEMENT DATED 28 MARCH 2002

Parties:

- Purchaser: Ecapital Century Limited, a wholly-owned subsidiary of the Company
- Vendor: CCH, an associate of VCL which is the controlling Shareholder holding approximately 71.6% of the total issued share capital of the Company
- Guarantor: the Company

Assets to be acquired

The entire issued share capital of CCI which is wholly owned by CCH.

Consideration

The consideration of HK$140.40 million (equivalent to approximately US$18 million), subject to adjustments under the *section headed "Adjustment to the consideration" herein below, has been determined after arm's length negotiation* between the parties thereto with reference to the business valuation of CCI's interests in CC-Edu Group and Nova Network Group, prepared by the Independent Valuer as at 31 January 2002 of approximately HK$124.80 million (equivalent to approximately US$16 million) and the aggregate net asset value of the remaining subsidiaries and associated companies of CCI as at 31 December 2001, less the Campusall Put Options, being approximately HK$16.6 million (equivalent to approximately US$2.1 million).

The consideration shall be satisfied by way of allotment and issue of 334,285,714 new Shares at HK$0.42 per Share, equivalent to HK$140.40 million, by the Company, representing a 25.0% discount to the closing price of HK$0.56 per share quoted on the Stock Exchange on the Last Trading Day and a discount of approximately 23.6% to the average closing price of HK$0.55 per Share for the ten consecutive trading days up to and including the Last Trading Day. The Consideration Shares to be allotted and issued represent approximately 20% of the existing issued share capital of the Company at the date of this announcement, approximately 13.4% of the Company's issued share capital as enlarged by the Rights Issue, and approximately 11.8% of the Company's issued share capital as enlarged by both the Rights Issue and the issue of the Consideration Shares. As the Consideration Shares will be issued after the record date for the Rights Issue, holder(s) of the Consideration Shares will not be entitled to participate in the Rights Issue.

Adjustment to the consideration

Pursuant to the Acquisition Agreement, the consideration payable by Ecapital to CCH is subject to the following adjustments:

(1) *if the Net Asset Value of CCI Group shall be less than US$8,000,000, then the consideration payable by* Ecapital which will be applied towards the subscription of Consideration Shares shall be reduced by an amount equal to HK$17.55 for every US$1 of the shortfall, provided that such reduction shall be subject and up to a maximum of HK$14,040,000; and/or

(2) if claims are brought by Ecapital and/or the Company against CCH, the relevant parties shall use their reasonable endeavours to resolve such claims and;

  (i) if all such claims shall have been agreed by such parties (the aggregate amount so agreed for all such claims by the parties shall be referred to as the "Settlement Amount"), then the consideration payable by Ecapital which will be applied towards the subscription of Consideration Shares shall be reduced by an amount equal to the Settlement Amount; or

  (ii) if all such claims shall not have been agreed by such parties, then the Acquisition Agreement shall terminate and all claims under the Acquisition Agreement by Ecapital and/or the Company shall be withdrawn and deemed to be withdrawn, all rights and obligations of the parties to the Acquisition Agreement shall cease and terminate and no parties hereto shall have any claim against any other party under the Acquisition Agreement; and/or

(3) in the event that any holder of the Campusall Put Options should have exercised his option to require CCI to purchase their respective shareholdings in Readworld.com Corporation and CCH should have funded CCI in purchasing the shares in Readworld.com Corporation pursuant to the terms of the Campusall Put Options before completion, the amount of HK$140,400,000 payable by Ecapital shall be increased by an amount equal to the fund so provided by CCH to CCI in purchasing such shares in Readworld.com Corporation upon exercise of any of the Campusall Put Options, together with interest calculated at the prime rate of The Hong Kong and Shanghai Banking Corporation Limited for Hong Kong Dollars in Hong Kong from time to time from the date of payment up to the date of completion of the Acquisition;

  (i) this adjustment payment to be made under the Acquisition Agreement shall be made by banker's draft or cashier's order drawn on a licensed bank in Hong Kong, or such other method as Ecapital and CCH shall agree in writing; and

  (ii) the aggregate amount of this adjustment payment to be made under the Acquisition Agreement by Ecapital shall not exceed HK$14,973,449.

Further details on the Campusall Put Options will be disclosed in the circular to the Shareholders.

Application for listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

Conditions

Completion of the Acquisition Agreement is conditional upon the following conditions being satisfied on or before 17 *June 2002* or such later date as may be agreed between the parties:

1. the passing by the independent Shareholders at the SGM of a resolution approving the Acquisition;
2. the passing by the Shareholders at the SGM of an ordinary resolution approving the increase of the authorised share capital of the Company from HK$220,000,000 to HK$1,000,000,000;
3. the passing by the independent Shareholders at the SGM of a resolution authorising the allotment and issue of the Consideration Shares to CCH or CCH's nominee(s) as CCH may nominate;
4. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consideration Shares;
5. there being no material adverse change to the business prospect of CCI Group on or before completion of the Acquisition;
6. no general offer obligation being triggered as a result of the Acquisition or the Rights Issue or the Distribution or such obligation being waived by the Executive Director of the Corporate Finance Division of the SFC (or any delegate of the Executive Director) or the Takeover and Merger Panel;
7. the Shares in respect of which listing have been granted by the Stock Exchange as to the date of the Acquisition Agreement remaining listed and trading on the Stock Exchange at all times from the date thereof to and on the completion of the Acquisition Agreement, save for any temporary suspension not exceeding five consecutive trading days (excluding the completion date of the Acquisition Agreement), or such longer period as CCH may accept in writing, and no indication being received on or before the completion date of the Acquisition Agreement from the SFC or the Stock Exchange to the effect that the listing of such Shares on the Stock Exchange will or may be withdrawn or objected to (or conditions will or may be attached thereto) as a result of completion of the Acquisition Agreement or in connection with the terms of the Acquisition Agreement therein; and
8. completion of the internal reorganisation of CCI Group.

If any of the conditions as mentioned above has not been satisfied or waived (in respect of condition (8) only) by Ecapital on or before 4:30 p.m. on 17 June 2002 then the Acquisition Agreement will immediately terminate and all rights and obligations of the parties to the Acquisition Agreement shall cease immediately upon termination except that the termination shall not affect the then accrued rights and obligations of the parties thereto.

The Executive Director of the Corporate Finance Division of the SFC has given its ruling that neither VCL nor parties acting in concert with it, namely, CCH, Ascendas and Fraser and Neave Investments (Hong Kong) Limited, would be required to make a general offer under Rule 26.1 of the Code as a result of the Rights Issue, the Acquisition or the distribution of Shares by VCL to CCH and the Distribution on the following conditions (the "SFC Conditions"):

(i) apart from the memorandum of understanding dated 8 January 2001 entered into between CCH, Fraser and Neave Investments (Hong Kong) Limited and Ascendas, there are no arrangements in place, whether explicit or implicit, (including in relation to voting) between Ascendas or Fraser and Neave Investments (Hong Kong) Limited on the one hand and CCH on the other which may concern the exercise, or ability to exercise, direct or indirect control of VCL; and

(ii) neither Ascendas nor Fraser and Neave Investments (Hong Kong) Limited will acquire statutory control of VCL which is the degree of control a company has over a subsidiary and does not only depend on whether the holding company has in excess of a 50% equity interest and VCL should be deadlocked.

The Company has been informed by CCH that, based on the foregoing SFC ruling, CCH considers the SFC Conditions to have been satisfied as at the date of this announcement. With regard to the satisfaction of condition (6) as stated in this section above, based on the foregoing SFC ruling, CCH considers that such condition (6) would be treated as satisfied subject to the fulfillment of the SFC Conditions till the date of completion of the Acquisition Agreement.

Completion

Completion of the Acquisition Agreement shall take place simultaneously with the completion of the Rights Issue. In the event that the Rights Issue should not become unconditional or is terminated in accordance with the Underwriting Agreement, completion will take place on 14 June 2002.

INFORMATION ON CCI

CCI is incorporated in the British Virgin Islands on 20 August 1999 with an authorised share capital of US$500,000 divided into 50,000,000 shares of US$0.01 each, 40,000,000 shares of which have been allotted and issued. With the main objective of facilitating multi-national companies and regional small-medium sized companies through high technology solutions to venture into and do business in China, CCI has set up a number of subsidiary companies to develop four core businesses, namely (i) IT infrastructure and data center related businesses, (ii) education and training services, (iii) incubation and (iv) localisation and business consulting services. These subsidiary companies of CCI are at their development stage of operation and therefore are making losses.

At the date of this announcement, CCI Group is undergoing an internal reorganisation which is expected to take place before the completion of the Acquisition Agreement and upon completion of the Acquisition Agreement, the principal assets of CCI will consist of the following companies and their subsidiaries:

(a) 90% shareholding in Nova Network;

(b) approximately 60% interest in CC-Edu;

(c) 25% shareholding in SIC; and

(d) 100% shareholding in The 8th Network Corporation

The following sets out the simplified shareholding structure of CCI:


CyberCity Investments Limited
90%
60%
25%
100%
Nova Network Holdings Limited
CC-Edu Holdings Limited
深圳創新科技園有限公司 (Shenzhen Innovation Centre Co Ltd)
The 8th Network Corporation
93.75% (note 1)
Readworld.com Corporation

Note:

1. Assuming all Campusall Put Options are exercised before completion of the Acquisition Agreement, Readworld.com Corporation will become a wholly-owned subsidiary of The 8th Network Corporation.
2. The remaining equity interest in the non wholly-owned subsidiaries and the associated companies of CCI is held by independent third parties who are not associated with any director, chief executive or substantial shareholders of the Company or any of its subsidiaries.

The table below sets out the audited loss before taxation and minority interest, loss for the year and net asset value for CCI, for the two years ended 31 December 2000 and 2001.

	Year ended 31 December			
	2000 *US$ million*	2000 *HK$ million*	2001 *US$ million*	2001 *HK$ million*
Loss before taxation and minority interest	(10.57)	(82.45)	(6.50)	(50.66)
Loss for the year	(9.92)	(77.38)	(6.10)	(47.55)
Net asset value	(9.85)	(76.83)	8.37	65.29

NOTICES

TOWN PLANNING ORDINANCE (Chapter 131)
(Notification under section 6(7))
PROPOSED AMENDMENTS TO THE DRAFT SHEK KIP MEI OUTLINE ZONING PLAN NO. S/K4/13

Subsequent to the consideration of the objections to the draft Shek Kip Mei Outline Zoning Plan No. S/K4/13 under sections 6(3) and 6(6) of the Town Planning Ordinance, the Town Planning Board has proposed amendments to the draft Shek Kip Mei Outline Zoning Plan No. S/K4/13 to meet one objection and to partially meet another objection. The proposed amendments are set out in a Schedule of Proposed Amendments attached to this Notice.

Notice is hereby given by the Town Planning Board to the owner of any land (other than that of the existing objectors) whose land is held under lease, tenancy or permit from the Government of the Hong Kong Special Administrative Region for a term exceeding five years and is affected by the proposed amendments(s). The affected person may send a written objection to the proposed amendment(s) to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong. Under section 6(8) of the Ordinance, such objection should be received by the Town Planning Board on or before 6 April 2002.

The Schedule of Proposed Amendments and an Amendment Plan No. O/S/K4/13-A showing the land use zone relating to the proposed amendments are available for public inspection until 6 April 2002 during normal office hours at the following locations:

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;
(ii) the Tsuen Wan and West Kowloon District Planning Office, 27th Floor, Tsuen Wan Government Offices, 38 Sai Lau Kok Road, Tsuen Wan, New Territories; and
(iii) the Sham Shui Po District Office, 4th Floor, Cheung Sha Wan Government Offices, 303 Cheung Sha Wan Road, Sham Shui Po, Kowloon.

SCHEDULE OF PROPOSED AMENDMENTS TO THE DRAFT SHEK KIP MEI OUTLINE ZONING PLAN NO. S/K4/13 MADE BY THE TOWN PLANNING BOARD UNDER THE TOWN PLANNING ORDINANCE (CHAPTER 131)

Amendments proposed subsequent to section 6(6)

I. Proposed Amendment to Matter shown on the Plan

Item A - Rezoning of an area at the junction of Tai Hang Tung Road and Tat Chee Avenue from "Government, Institution or Community (1)" to "Government, Institution or Community (8)".

II. Proposed Amendment to the Notes of the Plan

(a) Revision of the Notes for the "Residential (Group B)" zone to transfer 'Educational Institution' and 'Religious Institution' from Column 2 to Column 1.
(b) Revision of the Notes for the "Government, Institution or Community" zone to add the building height restriction for land designated "Government, Institution or Community (8)".

(B.C.K. FUNG)
Chairman
Objection Hearing Committee
of the Town Planning Board

22 March 2002

16722



MILLENNIUM GROUP LIMITED
豐泰集團國際有限公司

(Incorporated in Hong Kong under the Companies Ordinance)

Change of Financial Year End Date

The Board has resolved to change the Company's financial year end date from 31st March to 30th June with immediate effect

The Board of Directors (the "Board") of Millennium Group Limited (the "Company") announces that the Board has resolved to change the Company's financial year end date from 31st March to 30th June commencing from 28th March 2002. The purpose of this change is to provide for coterminous accounting years throughout the group of companies in Hong Kong and overseas (except for those subsidiaries, jointly controlled entities and associates of the Company incorporated in the People's Republic of China (the "PRC") with financial year end date of 31st December which cannot be altered by virtue of the statutory requirement of the PRC), as such consistency facilitates the preparation of the group consolidated accounts. The change would have no material impact on the Company and is in compliance with the Memorandum and Articles of Association of the Company and with the Companies Ordinance.

Accordingly, the Company will announce its second unaudited interim results for the twelve months ending 31st March 2002 before 30th June 2002. The next set of audited financial statements of the Company will be for the fifteen months from 1st April 2001 to 30th June 2002 and will be published on or before 30th October 2002.

BY ORDER OF THE BOARD
Shing Mei Fong
Company Secretary

Hong Kong, 28th March 2002

TOWN PLANNING ORDINANCE (Chapter 131)
AMENDMENTS TO THE DRAFT NORTH POINT OUTLINE ZONING PLAN NO. S/H8/14

Pursuant to section 7(1) of the Town Planning Ordinance (the Ordinance), the Town Planning Board has made amendments to the draft Outline Zoning Plan for the North Point area.

The amendments are set out in the Schedule of Amendments. Pursuant to section 7(2) of the Ordinance, the amendments are available for public inspection for a period of three weeks from the date of the first publication of this notice, that is until 18 April 2002, during normal office hours at the following locations:

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;
(ii) the Hong Kong District Planning Office, 14th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong; and
(iii) the Eastern District Office, 11th Floor, Eastern Law Courts Building, 29 Tai On Street, Sai Wan Ho, Hong Kong.

In accordance with section 7(4) of the Ordinance, any person affected by the amendments so exhibited may object, within the said period of three weeks, by sending to the Town Planning Board a written statement of his objection to the amendment(s) and address it to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong. A person may only object to the amendments.

In accordance with section 6(2) of the Ordinance, a written statement of objection shall set out:

(i) the nature of and reasons for the objection; and
(ii) if the objection would be removed by an alteration of the draft plan, any alteration proposed.

Copies of the draft North Point Outline Zoning Plan No. S/H8/15 incorporating the amendments are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon.

48141

TOWN PLANNING ORDINANCE (Chapter 131)
AMENDMENTS TO THE DRAFT SHOUSON HILL & REPULSE BAY OUTLINE ZONING PLAN NO. S/H17/5

Pursuant to section 7(1) of the Town Planning Ordinance (the Ordinance), the Town Planning Board has made amendments to the draft Outline Zoning Plan for the Shouson Hill and Repulse Bay areas.

The amendments are set out in the Schedule of Amendments. Pursuant to section (2) of the Ordinance, the amendments are available for public inspection for a period of three weeks from the date of the first publication of this notice, that is until 6 April 2002, during normal office hours at the following locations:

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;
(ii) the Hong Kong District Planning Office, 14th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong; and
(iii) the Southern District Office, Ground Floor, Ocean Court, 3 Aberdeen Praya Road, Aberdeen, Hong Kong.

In accordance with section 7(4) of the Ordinance, any person affected by the amendments so exhibited may object, within the said period of three weeks, by sending to the Town Planning Board a written statement of his objection to the amendment(s) and address it to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong. A person may only object to the amendments.

In accordance with section 6(2) of the Ordinance, a written statement of objection shall set out:

(i) the nature of and reasons for the objection; and
(ii) if the objection would be removed by an alteration of the draft plan, any alteration proposed.

Copies of the draft Shouson Hill & Repulse Bay Outline Zoning Plan No. S/H17/6 incorporating the amendments are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon.

16784

NOTICES



SHUN CHEONG HOLDINGS LIMITED

順昌集團有限公司

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS
REORGANIZATION OF BINARY KOD LIMITED

The Company announces that on 26 March 2002 Wonderland.com Limited (a wholly owned subsidiary of the Company) and Investrade International Limited (an 80% owned subsidiary of the Company) have entered into various agreements with a substantial shareholder of Investrade International Limited, namely Gentle Victory Limited, and a substantial shareholder of Binary KOD Limited (an indirectly 57.2% owned subsidiary of the Company), namely Viewise Management Corporation, relating to the reorganization of Binary KOD Limited.

As Gentle Victory Limited and Viewise Management Corporation are connected persons of the Company under the Listing Rules, the reorganization of Binary KOD Limited constitutes a connected transaction for the Company under the Listing Rules.

Completion of Reorganization was scheduled to take place on Reorganization Completion Date and as at the date of this announcement, the reorganization of Binary KOD Limited has completed.

Trading in the shares of the Company was suspended with effect from 10:00 a.m. on 27 March 2002 at the request of *the Company pending the publication of this announcement. The Company has submitted an application to the Stock* Exchange for the resumption of trading at 9:30 a.m. on 2 April 2002.

INTRODUCTION

The Board of Directors of the Company refers to the previous announcements of the Company dated 25 April 2000 and 11 October 2000 ("Announcements") and announces that on 26 March 2002, Investrade together with its shareholders, Wonderland and Gentle Victory, have after arms-length negotiations entered into an agreement with Viewise and Binary KOD ("Reorganization Agreement") setting out the terms of reorganization of Binary KOD between the aforesaid contracting parties ("Parties"). Pursuant to the Reorganization Agreement, Viewise agreed to, upon Completion of Reorganization, effect the full and complete dissolution of all agreements previously entered into between Investrade and itself pertaining to their investment in Binary KOD as disclosed in the previous Announcements, in consideration of the Parties' several undertakings and the agreed restructuring of the ownership of Binary KOD.

The Reorganization Agreement dated 26 March 2002

Purpose: To implement and effect a strategic redeployment of shareholding interests in Binary KOD by its beneficial shareholders, namely Wonderland, Gentle Victory and the Shareholders of Viewise, who deem the current segregation of interests through agreements between differing groups of shareholders, specifically Investrade and Viewise, no longer feasible nor beneficial and commercially inflexible.

The Parties:

Investrade: Investrade International Limited, a company incorporated in the British Virgin Islands with limited liability and a subsidiary of the Company, with 80% and 20% interest of its issued share capital being owned by Wonderland and Gentle Victory respectively

Viewise: Viewise Management Corporation, a company incorporated in the British Virgin Islands with limited liability, the entire issued share capital of which are owned by Mr. Maurice Chow Chung Kit ("Mr. Chow"), Mr. Paul Li Ping Por ("Mr. Li"), Mr. Cheung Kwok Chung ("Mr. Cheung"), Mr. Leung Yu Cheung ("Mr. Leung"), Mr. Ho Wing Hang ("Mr. Ho") and Mr. Camus Fan Sai Hung ("Mr. Fan") (collectively "Shareholders of Viewise")

The Shareholders of Viewise are parties to the Viewise Shares Transfer Agreement. Each of Mr. Chow, Mr. Li and Mr. Cheung is a director in the board of Binary KOD but is otherwise not considered to be a connected person of the Company under the Listing Rules, whilst Mr. Leung, Mr. Ho and Mr. Fan are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company, any of its subsidiaries or their respective associates (as defined in the Listing Rules)

Wonderland: Wonderland.com Limited, a company incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of the Company

Gentle Victory: Gentle Victory Limited, a company incorporated in the British Virgin Islands with limited liability and being a shareholder of Investrade is also considered to be a connected person of the Company for the purposes of the Listing Rules

Binary KOD: Binary KOD Limited, a company incorporated in the British Virgin Islands with limited liability, the entire issued share capital of which is owned before Completion of Reorganization as to approximately 57.2% (i.e. 1,144 Binary KOD Shares) by Investrade and approximately 42.8% (i.e. 856 Binary KOD Shares) by Viewise, and is a subsidiary of the Company by virtue of the Company's indirect interests in the shares of Investrade

Restructuring the ownership of Binary KOD

The Parties have agreed as part of the Reorganization arrangement, inter alia, that upon Completion of Reorganization:

(i) Investrade shall transfer all of its interest in 915 and 229 Binary KOD Shares, being its entire holding of Binary KOD Shares, respectively to Wonderland and Gentle Victory in the ratio of 80:20 free from encumbrances and for the respective *cash consideration of US$ 915.00 and US$ 229.00, being a redistribution of shareholders' interests at arms-length,* with all of Investrade, Wonderland and Gentle Victory entering into the Investrade Shares Transfer Agreement in relation thereto;

(ii) Viewise shall transfer all of its interest in 375, 214, 60, 69, 69 and 69 Binary KOD Shares, being its entire holding of Binary KOD Shares, respectively to the Shareholders of Viewise, namely Mr. Chow, Mr. Li, Mr. Cheung, Mr. Leung, Mr. Ho and Mr. Fan free from encumbrances and for the respective cash consideration of US$ 375.00, US$ 214.00, US$ 60.00, US$ 69.00, US$ 69.00 and US$ 69.00, being a redistribution of shareholders' interests at arms-length, with all of Viewise and the Shareholders of Viewise entering into the Viewise Shares Transfer Agreement in relation thereto;

(iii) *Wonderland and Gentle Victory shall together in their respective proportion of interest in Binary KOD transfer all of* their interests in 152, 86, 25, 27, 27, 27 Binary KOD Shares, representing 17.20% of the entire issued share capital of Binary KOD, respectively to the Shareholders of Viewise, being the consideration upon which Viewise undertook to discharge all of Wonderland's liabilities of HK$8,000,000 in relation to the agreements entered into between Investrade and Viewise prior to the Reorganization, namely Mr. Chow, Mr. Li, Mr. Cheung, Mr. Leung, Mr. Ho and Mr. Fan free from encumbrances;

(iv) each of Wonderland and Gentle Victory shall by resolution continue to nominate and elect the directors of Binary KOD previously appointed by Investrade as at the date of execution of the Reorganization Agreement and shall procure the production of the relevant letters of consent to act by such individual directors;

(v) *the shareholders' agreement between Investrade and Viewise as shareholders of Binary KOD ("Binary KOD Shareholders'* Agreement") and the shareholders' agreement between Wonderland and Gentle Victory as shareholders of Investrade both dated 25 April 2000 shall be deemed as being terminated immediately upon Completion of Reorganization;

(vi) Mr. Chow and Mr. Li, being the substantial shareholders of Viewise, be released and discharged from their liabilities as guarantors under the Binary KOD Shareholders' Agreement and the share purchase agreement between themselves, Investrade and Viewise dated 25 April 2000 in respect of the performance of Viewise's obligations thereunder; and

(vii) Binary KOD shall resolve to approve the cancellation of existing and issuance of relevant share certificates in respect of the transfers of Binary KOD Shares mentioned in paragraphs (i), (ii) and (iii) above, registration of Wonderland, Gentle Victory and each of the Shareholders of Viewise as holders of their respective amounts of Binary KOD Shares *and the continued appointment of directors under the revised nomination of Wonderland and Gentle Victory.*

Undertakings of Investrade and Viewise

In consideration of the Parties' several undertakings and agreed restructuring of the ownership of Binary KOD, Viewise agreed with Investrade as part of the Reorganization arrangement to treat for all purposes, immediately upon Completion of Reorganization, all contracts or agreements ("Binary KOD Agreements") for the management of and investment in Binary KOD executed before the Reorganization and which they themselves are parties, including the Binary KOD Shareholders' Agreement, as being irrevocably cancelled and rescinded.

Both Investrade and Viewise also agreed that, henceforth upon Completion of Reorganization, neither party shall be entitled to pursue against each other any claim in relation to the Binary KOD Agreements and any cause of action therein shall be regarded as being irrevocably disclaimed and abandoned.

Conditions Precedent and Completion of Reorganization

Pursuant to the Reorganization Agreement, Completion of Reorganization shall take place on the Reorganization Completion Date, conditional upon, inter alia, the obtaining of all necessary consents, authorizations or other approval of any kind in connection with the entering into and performance of the terms of the Reorganization Agreement, all warranties, representations and undertakings as set out therein being true and accurate in all respects, and the following businesses ("Completion Events") being concurrently and simultaneously transacted to the satisfaction of the Parties:

(a) due execution of the Investrade Shares Transfer Agreement and Viewise Shares Transfer Agreement;

(b) delivery of share certificates, certified copies of duly executed instruments of transfer, bought and sold notes and payments of cash consideration in respect of the relevant transfers of Binary KOD Shares contemplated therein;

(c) delivery of certified copies of written resolutions or minutes of meeting of directors or shareholders where appropriate for each of the Parties authorizing the execution and performance of the Reorganization Agreement and, where relevant, any ancillary documentation stipulated therein; and

(d) execution of other relevant documentation.

Effect of Reorganization on the Company

The number of Binary KOD Shares transferred from Wonderland to the Shareholders of Viewise under paragraph (iii) above constitute approximately 13.75% of the entire issued share capital of Binary KOD, which prior to the Reorganization Completion Date, were held indirectly by the Company through its interest in the shares of Investrade. Completion of Reorganization will conclude with the Company having its interest in Binary KOD, by virtue of its exclusive ownership of Wonderland, being reduced from 45.76% to approximately 32%, whilst still being the single largest shareholder of Binary KOD. The transfers of Binary KOD Shares by Wonderland and Gentle Victory to Mr. Chow, Mr. Li and Mr. Cheung, being connected persons of the Company, constitute connected transactions under the Listing Rules. Tenure of the directors appointed by Investrade into the board of Binary KOD will continue without cessation immediately upon Completion of Reorganization as nominee directors of Wonderland and Gentle Victory respectively for a period of 2 years from the Reorganization Completion Date. As Binary KOD operates its business of karaoke systems supply and installation primarily through its subsidiary companies, the day-to-day *operations and management of Binary KOD will not be affected by the Reorganization arrangement.*

The Directors, including the independent non-executive directors of the Company, consider that the terms and conditions of the Reorganization Agreement are fair and reasonable, on normal commercial terms and in the best interests of the shareholders of the Company.

Corporate Chart of the Company before and after Implementation of Transaction A


Before Reorganization
Shun Cheong Holdings Limited
100%
Shun Cheong Investments Limited
100%
Wonderland.com Limited
Gentle Victory Limited
80%
20%
Investrade International Limited
Viewise Management Corporation
57.2%
42.8%
Binary KOD Limited
After Reorganization*
Shun Cheong Holdings Limited
100%
Shun Cheong Investments Limited
Maurice Chow Chung Kit
Cheung Kwok Chung
Ho Wing Hang
28.35%
4.25%
4.8%
100%
Gentle Victory Limited
Paul Li Ping Por
Leung Yu Cheung
Fan Sai Hung Camus
32%
8%
15%
4.8%
4.8%
Binary KOD Limited

* *Investrade is no longer represented in this chart as after Completion of Reorganization, it becomes a dormant company.*

Viewise is no longer represented in this chart as it will not constitute a member in the corporate group structure of the Company after Completion of Reorganization.

Completion of Reorganization

Completion of the Reorganization was scheduled to take place on the Reorganization Completion Date, which at the date of this announcement, the Reorganization has duly completed. Upon Completion of Reorganization, the Company's interest in Binary KOD has been reduced to 32% and Binary KOD no longer is considered as a subsidiary of the Company for the *purposes of the Listing Rules.*

Reasons for the Reorganization

The Company and its subsidiaries (the "Group") are principally engaged in (a) the provision and maintenance of multi-discipline building services including electrical engineering, water pumping and fire services, air-conditioning, plumbing and drainage, environmental engineering, extra voltage system engineering, telecom wiring and project management, and (b) the trading of electrical and mechanical engineering material and equipment.

The business of Binary KOD was affected by the poor economy of Hong Kong. As no light of an improvement in the economy in Hong Kong was expected in the near future, it was expected that the business of Binary KOD business is likely to continue to suffer. Additionally, in view of the poor performance of Binary KOD, the Company considers to reduce its interests in *Binary KOD to 32% and Binary KOD being no longer a subsidiary of the Company is beneficial to the Company and its* shareholders instead of increasing its interest in Binary KOD.

General

Viewise and Gentle Victory are considered to be connected persons of the Company under the Listing Rules. Accordingly, the Reorganization constitutes a connected transaction for the Company which is not subjected to the approval of the independent shareholders of the Company under the Listing Rules. Details of the Reorganization will be included in the next published annual report and accounts of the Company.

Resumption of Trading

Trading in the shares of the Company was suspended with effect from 10:00 a.m. on 27 March 2002 at the request of the Company pending the publication of this announcement. The Company has submitted an application to the Stock Exchange for the resumption of trading at 9:30 a.m. on 2 April 2002.

DEFINITIONS

"Binary KOD Shares"	shares of US$1.00 each in the capital of Binary KOD
"Board"	the board of Directors of the Company
"Business Day"	any day (excluding Saturday) on which banks generally are open for business in Hong Kong
"Company"	Shun Cheong Holdings Limited, a company incorporated in Bermuda with limited liability and listed on the Stock Exchange
"Completion of Reorganization"	satisfactory transaction of all businesses and fulfillment of conditions contemplated under the Reorganization Agreement
"Directors"	the executive, non-executive and independent non-executive directors of the Company
"Investrade Shares Transfer Agreement"	ancillary agreement to the Reorganization Agreement entered into between Investrade, Wonderland and Viewise
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	means the contracting parties to the Reorganization Agreement
"Reorganization"	implementation of the transactions contemplated under the Reorganization Agreement
"Reorganization Agreement"	agreement entered into between Investrade, Wonderland, Gentle Victory, Viewise and Binary KOD on 26 March 2002
"Reorganization Completion Date"	28 March 2002, or any other Business Day mutually agreed between the Parties to the Reorganization Agreement
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"subsidiaries"	any company which is for the time being and from time to time a subsidiary falling within the meaning of section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) of the Company
"Viewise Shares Transfer Agreement"	ancillary agreement to the Reorganization Agreement entered into between Viewise and the Shareholders of Viewise

By order of the Board
SHUN CHEONG HOLDINGS LIMITED
Chan Yuen Keung
Managing Director

Hong Kong, 28 March 2002

website: http://www.irasia.com/listco/hk/shuncheong

中国移动通信
CHINA MOBILE

中國移動（香港）有限公司

（根據公司條例在香港註冊成立之有限公司）

公佈

本公佈說明本集團就其於廣東省擁有物業之權益申請土地使用權證書和物業權證書之情況。

中國移動（香港）有限公司（「本公司」，與其各附屬公司合稱「本集團」）董事會（「董事會」）宣佈本集團於本年三月並未取得本集團擁有權益的、尚未獲簽發土地使用權證書和物業權證書的位於廣東省的餘下五項物業的土地使用權證書和物業權證書。因此本集團目前仍在為該等物業申領該等證書。董事會亦確認本集團使用及於上述位於廣東省的五項物業進行各種活動並沒有因暫未取得有關土地使用權證書和物業權證書而受到任何影響。本公司將會按月就有關申領此等證書之最新情況作出公佈。

承董事會命
中國移動（香港）有限公司
翁順來
公司秘書

香港，二零零二年三月二十八日



U-Cyber Technology Holdings Limited
航宇數碼科技控股有限公司

（於香港註冊成立之有限公司）

須予披露及關連交易
收購物業

有關收購之最後完成日期，已由二零零二年三月二十八日延遲至二零零二年四月三十日。

請參照本公司就有關向賣方[一間由唐乃勤先生（本公司主席兼董事總經理及主要股東）實益及全資擁有的公司]收購位於香港灣仔告士打道39號夏慤大廈9樓物業之事宜，而於二零零一年十月五日，二零零一年十二月三十一日及二零零二年一月三十日發表之公佈及於二零零一年十一月二日寄出之通函（「公佈」）。本公佈所用詞語與公佈所定義者具相同涵義。

由於香港一間商業銀行就收購而批予本公司之貸款程序須要更多時間完成（包括收集有關收購本集團於一間國內聯營企業權益付款進度之資料），買方與賣方已同意將最後完成日期由二零零二年三月二十八日延遲至二零零二年四月三十日。其他協議條款維持不變。

KSH 奇盛（集團）有限公司

（在香港註冊成立之有限公司）

截至二零零一年十二月三十一日止年度之業績公佈

業績

董事會欣然宣佈截至二零零一年十二月三十一日止年度已經審核的綜合業績如下：

	截至十二月三十一日止年度 二零零一年 千港元	二零零零年 千港元
營業額（附註2）	860,920	1,053,704
其他收入	5,689	9,922
存貨中製成品之轉變	5,449	(13,685)
購貨以供銷售	(773,658)	(927,192)
使用之原料及消耗品	(4,392)	(5,805)
員工成本	(20,698)	(24,038)
折舊及攤銷	(2,893)	(3,403)
其他經營費用	(25,165)	(29,813)
其他投資之已變現收益及未變現虧損	(21,771)	3,638
重估投資物業之盈餘	16,110	1,354
經營溢利	39,591	64,682
財務成本	(5,883)	(12,602)
攤薄聯營公司權益之溢利	4,113	—
攤佔聯營公司溢利（虧損）	1,725	(850)
攤銷收購一間聯營公司時產生之溢價	(3,022)	(3,022)
除稅前溢利	36,524	48,208
稅項（附註3）	(4,640)	(2,946)
除少數股東權益前溢利	31,884	45,262
少數股東權益	(1,128)	(1,384)
本年度溢利	30,756	43,878
股息（附註4）	17,820	26,730
每股盈利（附註5）	6.9港仙	9.8港仙

附註：

1. **採納標準會計準則**

在本年度，集團首次採納以下由香港會計師公會所頒發新增及修訂之標準會計準則。集團的會計政策在採納新增及修訂之標準會計準則後亦相應改變，並對本年度或上年度的數字作出相應調整。

分項報告

本年度，集團改變分項報告的鑑別基準，以符合標準會計準則第二十六條「分項報告」的要求。於截至二零零零年十二月三十一日止年度的分項披露資料，亦在連續性基礎下作出修改。

在結算日後建議或宣派的股息

按標準會計準則第九條（修訂）「修訂」「結算日後之事項」，在結算日後建議或宣派的股息，未有在資產負債表內列為負債，而在報表內以附註形式披露。這項會計政策的改變可追溯過去的年份。這項轉變對股東資產影響，於二零零零年一月一日及二零零零年十二月三十一日分別增加17,820,000港元及13,365,000港元。

租賃

於本年度集團採納標準會計準則第十四條（修訂）「租賃」。集團營業租賃安排之披露亦經已修改，以符合標準會計準則第十四條（修訂）的要求。

2. **分項資料**

截至二零零一年十二月三十一日止之營業額及經營溢利之貢獻，按業務分項及市場區域分項分列如下：

業務分項：

	截至二零零一年十二月三十一日止 收益 對外銷售 千港元	分項間銷售 千港元	總銷售額 千港元	分項業績 千港元	截至二零零零年十二月三十一日止 收益 對外銷售 千港元	分項間銷售 千港元	總銷售額 千港元	分項業績 千港元
經銷化工及金屬原料	833,771	17,258	851,029	28,211	1,023,216	40,279	1,063,495	37,053
物業投資	20,282	2,308	22,590	32,494	19,712	2,554	22,266	15,832
證券投資	6,594	—	6,594	(16,859)	6,567	—	6,567	9,289
其他業務	273	6,762	7,035	47	4,209	8,307	12,516	(1,145)
撇除	—	(26,328)	(26,328)	—	—	(51,140)	(51,140)	—
綜合總額	860,920	—	860,920	43,893	1,053,704	—	1,053,704	61,029
銀行存款利息收入				5,223				7,824
未能分配之其他收益				466				2,098
未能分配之公司費用				(9,991)				(6,260)

5. **每股盈利**

每股盈利乃根據本年度溢利30,756,000港元（二零零零年：43,878,000港元）及全年已發行445,500,000之普通股（二零零零年：445,500,000普通股）計算。

6. **儲備變動**

	股份溢價 千港元	資本儲備 千港元	投資物業估值儲備 千港元	物業估值儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元
二零零零年 十二月三十一日結存	153,728	26,281	5,582	15,440	1,726	356,134	558,891
換算海外業務產生之匯兌差額	—	—	—	—	(1,195)	—	(1,195)
攤佔聯營公司儲備變動	—	(189)	(151)	(79)	19	195	(205)
處理一間子公司之商譽	—	35	—	—	—	—	35
物業轉撥之儲備調整	—	—	1,580	(1,580)	—	—	—
是年度溢利	—	—	—	—	—	30,756	30,756
股息	—	—	—	—	—	(17,820)	(17,820)
二零零一年 十二月三十一日結存	153,728	26,127	7,011	13,781	550	369,265	570,462

股息

董事會將在股東週年大會上建議派發末期股息每股1.5港仙（二零零零年：每股3.0港仙），並於二零零二年六月二十一日或該日之前寄發與二零零二年五月二十三日在本公司股東名冊上已登記之股東，連同中期股息，本年度股息共每股2.5港仙（二零零零年：5.0港仙）。

暫停辦理股票過戶登記

本公司於二零零二年五月十七日至二零零二年五月二十三日，首尾兩天在內，暫停辦理股票過戶登記手續。凡欲獲派建議之末期股息，必須於二零零二年五月十六日下午四時前，將有關股票連同過戶文件，一併送達本公司股票過戶登記處，標準證券登記有限公司，香港中環干諾道中111號永安中心5樓辦理過戶登記手續。

業務回顧

截至二零零一年十二月三十一日止年度，股東應佔集團之綜合溢利為30,800,000港元。與去年相比下跌29.9%。每股盈利為6.9港仙（二零零零年：9.8港仙）。

於二零零一年度，集團總營業額比去年度下降18.3%為860,900,000港元，截至二零零一年十二月三十一日止之財政年度，貿易業務所產生的營業額為851,000,000港元，與去年之1,063,500,000港元相比較，下降20.0%。於二零零一年度的租賃物業所產生的總營業額上升1.5%，由二零零零年度的22,300,000港元上升至二零零一年度的22,600,000港元。於二零零一年度由貿易業務所產生的分項盈利為28,200,000港元，比去年下降23.9%。於二零零一年度投資物業所產生的分項盈利則增長16,700,000港元為32,500,000港元。與二零零零年度之盈利9,300,000港元相比較，證券投資於二零零一年度則錄得分項虧損16,900,000港元。

二零零一年度對全球大部份工業而言，無疑是一個非常艱辛的年度。美國經濟放緩對所有出口美國的城市均有影響。在香港、台灣、新加坡及泰國的貿易銷售均呈報下跌。製造業下滑致令東南亞各市場的需求削減，而集團貿易營業額更大幅度減少20%。盈利能力亦受市場其他競爭者的嚴峻割價競爭。在全球經濟放緩情況下，中國經濟似能迅速振作起來，並獲致顯著的經濟增長，而中國加入世界貿易組織更表現出中國在邁向國際貿易舞台跳出重要的一步。當全球各地的經濟在放緩下，許多外國公司渴望獲得儘早進入中國大陸市場的優勢。在本年度因中國過量貿易而產生供應過剩的情況，在年終前這種情況仍不能完全消耗及消化完，致令激烈競爭持續。連續多次的利率削減，在與同行競爭者競爭時，可紓緩部份營運成本的壓力。在本年度集團採用謹慎的採購政策，以避免在金屬價格激烈波動下的承擔責任。

物業投資業績反映出在上海的租金穩定收益及物業價值的回升。截至二零零一年十二月三十一日止年度，已確認的投資物業重估盈餘為16,100,000港元。於二零零一年內，投資物業組合因高出租率及穩定租金收入而表現較佳。由於上海物業市場新樓盤供應充裕，對近期上升的出租率缺乏推進動力。香港寫字樓租金仍然疲軟，目前仍無上升動力的跡象。

二零零一年對全球證券市場而言，為一不愉快的年份。在本年度內，全球經濟面對衰退陰影下，公司盈利遭受影響，而在美國「九一一」災難事件後形勢更差。美國聯邦儲備局增加貨幣供應，以及美國政府加強財政刺激，用以鼓勵投資者自光超越近期的衰弱，而環球證券市場亦顯著復元，並由九月份之低點，回升到「九一一」前的水平。在本年度內，環球債券市場回升，相反地更易於理解全球經濟衰弱的情況及見證通貨膨脹在各地均在下降中。在這種情況下，集團的投資組合表現並不理想，截至二零零一年十二月三十一日止年度，集團錄得變現及未變現之淨虧損21,800,000港元。縱觀對市場情況的影響，集團於本年度內加強投資組合結構內容，使組合內不單只包含傳統資產如股票及債券，更包容了其他金融資產如金融市場票據、結構性產品、私人公司股份、對沖基金等等，以便平衡組合內容，以期待對經濟及通貨膨脹前景的重新評估。

員工

截至二零零一年年終時，集團共僱用93位員工，包括香港員工60位，中國員工12位，及海外員工21位。今年員工減少了9位，主要是集團其中一間子公司於年初時終止營運，並關閉集團位於北京的辦公室。

效，而本公司已為此收購所須之金額作出預算，董事會認為完成之延遲對本集團之運作及財政狀況並無影響。

承董事局命
航宇數碼科技控股有限公司
公司秘書
李耀超

香港，二零零二年三月二十八日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SEAPOWER RESOURCES INTERNATIONAL LIMITED
（海暉國際實業有限公司）
（已委任臨時清盤人）

（於開曼群島註冊成立之有限公司）

公佈

董事及臨時清盤人宣佈，法院於二零零二年三月二十七日頒令舉行耀豐、耀暉及海暉倉庫之清盤聆訊。

本公司之證券已自二零零一年十二月二十八日下午二時三十分起暫停買賣，並將繼續暫停買賣，直至另行通告為止。

本公佈所用詞語與本公司於二零零二年三月八日刊發之公佈具相同涵義。

於二零零二年三月二十七日，法院頒令耀豐、耀暉及海暉倉庫進行清盤。本公司之清盤呈請聆訊將於二零零二年四月二十二日舉行。儘管本公司於香港之冷藏倉庫及貨倉業務已結束，惟本集團將繼續經營其主要業務，包括在香港、中國及世界各地提供物流管理服務及於澳洲經營之貨倉及冷藏倉庫業務。本集團在全球擁有超過160個冷藏及物流聯盟，並於中國擁有48個聯盟。

本公司之證券已自二零零一年十二月二十八日下午二時三十分起暫停買賣，並將繼續暫停買賣，直至另行通告為止。

代表
海暉國際實業有限公司
（已委任臨時清盤人）
聯席及個別臨時清盤人
步偉團
黃偉權

承董事會命
海暉國際實業有限公司
（已委任臨時清盤人）
董事
蘇嘉豐

二零零二年三月二十八日

臨時清盤人作為本公司之代理願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，以致本公佈之內容有所誤導。

本公司各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，以致本公佈之內容有所誤導。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

（於香港註冊成立之有限公司）

採納新訂優先認股計劃
及終止現有優先認股計劃

繼本公司於二零零二年三月十二日刊發之通函後，本公司之董事欣然宣佈有關批准採納本公司之新訂優先認股計劃（「新訂優先認股計劃」）及終止本公司於二零零一年五月二十五日採納之現有優先認股計劃之普通決議案，已於今日舉行之本公司股東特別大會上獲正式通過。新訂優先認股計劃完全符合香港聯合交易所有限公司證券上市規則第17章之規定。

承董事會命
公司秘書
陳志聰

香港，二零零二年三月二十八日

經營溢利		39,591		64,682

市場區域分項：

	市場區域收益		對經營溢利之貢獻	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
香港	565,078	635,337	2,690	20,200
台灣	140,676	222,158	5,028	5,877
中華人民共和國地區	102,109	114,199	35,297	19,696
其他	53,057	82,010	878	15,256
	860,920	1,053,704	43,893	61,029
銀行存款利息收入			5,223	7,824
未能分配之其他收益			466	2,098
未能分配之公司費用			(9,991)	(6,269)
經營溢利			39,591	64,682

3. 稅項

	二零零一年 千港元	二零零零年 千港元
集團及其附屬公司之稅項支出包括：		
現年稅項		
香港利得稅	2,922	3,002
海外利得稅	1,706	1,476
	4,628	4,478
遞延稅項		
香港利得稅	—	(1,558)
	4,628	2,920
攤佔聯營公司稅項	12	26
	4,640	2,946

香港利得稅根據年內之應課溢利按16%之稅率入賬。海外稅項乃按照當地司法區稅率計算。

4. 股息

	二零零一年 千港元	二零零零年 千港元
二零零一年已派發中期息每股1港仙（二零零零年：2港仙）	4,455	8,910
二零零零年已派發末期息每股3港仙（一九九九年：4港仙）	13,365	17,820
	17,820	26,730

財政資源及資金流動能力

集團股東資金由二零零零年年終時的581,100,000港元，增加至二零零一年年底時的592,700,000港元。

集團的財政狀況仍然穩健，截至二零零一年十二月三十一日止總現金及銀行存款共162,300,000港元，與去年同期相比較，輕微下降500,000港元。截至二零零一年十二月三十一日止的淨現金為25,000,000港元，而去年同期為17,400,000港元。截至二零零一年十二月三十一日止年度，集團的資本負債比率，即總銀行借貸除以資產淨值為0.23。

截至二零零一年十二月三十一日止年度，相對於各間銀行提供可動用銀行信貸總額，銀行借貸使用率約為32%。集團總值41,200,000港元的資產已按揭與銀行作為信貸抵押。

債務組成

截至二零零一年十二月三十一日止年度，所有銀行借貸均以銀行所提供的信託收據及短期借貸形式存在。在本年度內，銀行借貸所收取的利率，平均每月借貸利率在2.97%至6.78%的範圍內。

所有借貸均以浮動利率為基礎。截至二零零一年十二月三十一日止年度，全年利息支出為5,900,000港元，與去年同期相比較，下降6,700,000港元。

外滙風險

在適當時候，集團會使用遠期外匯合約以保障因貿易業務所產生的外匯承擔。截至二零零一年十二月三十一日止，集團並無尚未結算的遠期外匯合約。

除美元外的短期外幣借貸，乃用於融資購入相同外幣的資產。

未來展望

基於美國及歐洲的經濟領先指標顯示經濟有所改善，全球性經濟復甦開始形成。但集團對期內的復甦有否可能出現倒退情況亦提高審慎的醒覺。因此集團對操作成本及銷售策略加強監管是非常重要的。美國利率週期正處於轉折位置，而利率之可能上升將對盈利產生壓力。直接用戶需求的展望目前仍未明朗，但集團認為最遲於下半年度，當過剩存貨已消耗完及消費者信心回復後，情況會開始有所改善。

上海物業現時的租約於二零零二年將會到期，而這些租約超過半數已經續約。於二零零二年的總租金收入預期較本年度減少。集團集中精力於核心業務上，對能平安渡過這段困難時間仍然充滿信心，並使集團處於適當位置上以便受益於來年度的經濟復甦。

購買、出售或贖回股份

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司任何上市證券。

其他財務資料刊載

一份根據香港聯合交易所有限公司（「聯交所」）列載「上市規則」附錄十六第45(1)至45(3)段所規定之其他財務資料將於稍後時間刊載於香港聯合交易所有限公司網頁內。

主席
梁樹榮

香港，二零零二年三月二十八日

股東週年大會通告

本公司謹定於二零零二年五月二十三日星期四下午三時三十分假座九龍漆咸道南61-65號百樂酒店一樓貴賓廳召開股東週年大會處理下列事項：

一、 省覽截至二零零一年十二月三十一日止年度之財務報告及董事會與核數師報告；

二、 宣派末期股息；

三、 重選董事及授權董事會釐定其酬金；

四、 委聘核數師及授權董事會釐定其酬金；

五、 作為特別事項，考慮及酌情通過下列經修訂或未經修訂之決議案作為普通決議案：

(1) 「動議：

(a) 一般及無條件批准本公司之董事會在本決議案(c)分節之規限下，於有關期間內行使本公司一切權力以配發、發行及處理本公司股份中之額外股份，以及批准作出或授出或須行使該等權力之售股建議、協議及優先認股權；

(b) 上文(a)段之批准授權公司董事會在有關期間內作出或授予將會或可能需要於有關期間結束後行使上述權力之建議、協議或優先認股權；

(c) 本公司董事根據本決議案(a)分節授權配發或同意有條件或無條件配發（不論根據優先認股權或其他）之股本面值總額（由於配售新股而發行之股份除外），不得超過本決議案通過之日本公司已發行股本面值總額之20%，此項批准之數額亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司下屆股東週年大會須予舉行之期限屆滿之日；及

(iii) 於股東週年大會上通過普通決議案撤銷或修改本決議案所述之授權之日；

「配售新股」指於本公司董事指定之期間內向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈售股建議（惟本公司董事可就零碎股權或就任何認可管制機構或證券交易所之規定而產生之任何限制或責任而作出公司董事認為必要或合宜之豁免或作出其他安排）。」

(2) 「動議：

(a) 在下文(b)段之限制下，一般無條件批准本公司董事會可於有關期間內行使本公司一切權力購回本身之證券，惟須遵守及按照所有適用法例及香港聯合交易所有限公司之證券上市規則及其後之修訂本；

(b) 本公司依據本決議案(a)段有關期間內購回之股份，不得超過本公司於本決議案通過日期之已發行股份百分之十；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 於股東大會上通過普通決議案撤銷或修訂本決議案所述之授權之日。」

(3) 「動議在根據股東週年大會通告第（五）及（六）項所載之決議案通過為普通決議案之條件下，在本公司董事會依據上述通告第（五）項所載之決議案配發或有條件或無條件同意配發之股本總面值上，加以本公司在決議案生效後購回本公司股份所涉及之股份數目總面值（最多以本公司於本決議案通過日期之已發行股本百分之十為限）。」

承董事會命
秘書
黃賓迎

香港，二零零二年三月二十八日

附註：

1. 凡有權出席上述大會並投票之本公司股東，均有權委派一位代表出席並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 已簽署之代表委任表格及授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會指定舉行時間四十八小時前送交本公司之註冊辦事處，方為有效。

3. 本公司將於二零零二年五月十七日星期五至二零零二年五月二十三日星期四（首尾兩天在內），暫停辦理股票登記手續。凡欲獲派建議之末期股息，必須於二零零二年五月十六日星期四下午四時前，將有關股票連同過戶文件一併送達本公司股票過戶登記處，標準證券登記有限公司，香港中環干諾道中111號永安中心5樓，辦理過戶登記手續。股息通知單將於二零零二年六月二十一日星期五或該日之前寄發予股東。

COSCO International

COSCO International Holdings Limited

（中遠國際控股有限公司）

（於百慕達註冊成立之有限公司）

二零零一年年度業績公佈

中遠國際控股有限公司（「本公司」）董事會（「董事會」）欣然宣佈本公司及其附屬公司（「本集團」）截至二零零一年十二月三十一日止年度之經審核綜合業績如下：

綜合收益表

	附註	二零零一年 港幣千元	二零零零年 港幣千元
營業額	1	1,844,845	1,472,577
銷售成本		(1,711,590)	(1,292,321)
毛利		133,255	180,256
其他收益		13,987	20,794
其他經營收入		3,647	656
其他（支出）／收入		(181,800)	4,000
行政開支		(66,647)	(72,524)
其他經營開支		(9,406)	(17,285)
經營（虧損）／溢利		(106,964)	115,897
融資成本		(51,241)	(78,636)
應佔聯營公司業績		76	(1,287)
應佔共同控制實體業績		(2,169)	(2,063)
除税前（虧損）／溢利		(160,298)	33,911
税項	2	(7,353)	(1,966)
除税後（虧損）／溢利		(167,651)	31,945
少數股東權益		(447)	(1,748)
股東應佔（虧損）／溢利		(168,098)	30,197
每股（虧損）／盈利	3		
基本		(12.10仙)	2.19 仙
全面攤薄		不適用	2.18 仙

附註：

1. 營業額及分部資料

主要報告形式：業務分部資料

	物業發展 二零零一年 港幣千元	樓宇建造 二零零一年 港幣千元	物業投資 二零零一年 港幣千元	基建投資 二零零一年 港幣千元	其他業務 二零零一年 港幣千元	綜合 二零零一年 港幣千元
分部營業額	1,415,482	339,346	68,314	106,636	—	1,929,778
分部間交易	—	(84,933)	—	—	—	(84,933)
集團營業額	1,415,482	254,413	68,314	106,636	—	1,844,845
分部業績	29,798	9,929	(1,536)	17,867	(124,863)	(68,805)
分部間交易	—	(16,751)	—	—	—	(16,751)
集團分部業績	29,798	(6,822)	(1,536)	17,867	(124,863)	(85,556)
未分配本部扣除收入後的支出						(21,408)
本集團經營虧損						(106,964)
分部業績已扣除下列各項：						
折舊及攤銷	2,451	6,715	21,119	88,343	—	118,628
投資證券之減值撥備	—	—	—	—	128,800	128,800
已完工供出售物業之撥備	8,000	—	—	—	—	8,000
投資物業之重估虧損	—	—	45,000	—	—	45,000

	二零零零年 港幣千元	二零零零年 港幣千元	二零零零年 港幣千元	二零零零年 港幣千元	二零零零年 港幣千元	二零零零年 港幣千元
分部營業額	84,705	1,620,446	64,991	119,808	—	1,889,950
分部間交易	—	(417,373)	—	—	—	(417,373)
集團營業額	84,705	1,203,073	64,991	119,808	—	1,472,577
分部業績	9,561	56,230	44,823	40,428	4,269	155,311

2. 税項

本年度並沒有為香港利得税提撥準備，因為年內並沒有應課税盈利（二零零零年：無）。

中國大陸之税項，按照年內本集團在中國大陸經營的業務之估計應課税溢利按現行税率計算。

於年內在綜合收益表支銷的税項如下：

	二零零一年 港幣千元	二零零零年 港幣千元
本公司及附屬公司		
本年度計提中國大陸所得税	6,894	1,966
應佔共同控制實體税項	459	—
	7,353	1,966

3. 每股（虧損）／盈利

每股虧損／盈利是根據股東應佔集團虧損168,098,000港元（二零零零年：利潤30,197,000港元）計算。

每股基本虧損／盈利是按年內已發行普通股之加權平均數1,389,789,044（二零零零年：1,381,659,132）股計算。

由於行使認股權在股份具反攤薄影響，故並無呈列截至二零零一年十二月三十一日止年度之每股攤薄虧損，二零零零年之每股攤薄盈利是根據1,387,092,179股普通股計算，即二零零零年內已發行普通股之加權平均數，及假設所有未行使之購股權皆已行使而被視作無償發行之普通股之加權平均數5,433,047股計算。

管理層之討論與分析

財務回顧

截至二零零一年十二月三十一日止年度，本集團的營業額為1,844,845,000港元，雖然建築工程之營業額下跌948,660,000港元，但總營業額仍較去年同期上升25%。上升的主要原因是年內出售私人參建居屋計劃雅濤閣之住宅單位及泊車位。至於毛利率方面，由於私人參建居屋計劃之毛利率較低，故令整體毛利率下跌26%。

經考慮本集團資產的各方面狀況，本年度需要為投資證券和已完工供出售物業之減值及投資物業重估虧損作出合共181,800,000港元之撥備。本集團未計算撥備前之經營溢利為74,836,000港元，較去年同期下跌37,061,000港元。未計提已完工供出售物業之減值撥備前，年內物業發展之經營溢利增加至37,798,000港元，為去年同期的四倍，主要原因為香港雅濤閣及上海香港麗園之住宅單位的銷售大幅增加；但是由於市場經營環境轉壞，建築工程方面由去年的40,389,000港元經營溢利，下跌至本年之輕微虧損6,822,000港元。對經營溢利造成進一步沖擊是基建投資主要包括河南電廠之盈利較去年同期下降22,561,000港元。至於物業、證券投資及其他業務方面，在本年尚能維持平穩發展。

在包括181,800,000港元的撥備後，本年股東應佔虧損為168,098,000港元，與去年業績相比大幅下跌。

財務資源及流動資金

於年內購股權持有人行使其權利，以每股0.656港元認購12,430,000股本公司之新股，令股東權益增加8,154,080港元。但是由於年內為投資證券和已完工供出售物業作出減值撥備及因投資物業重估而產生的虧損，使本集團股東權益減少9%至1,542,357,000港元。

截至二零零一年十二月三十一日止年度，本集團除了更新中遠大廈八層樓之780,000,000港元之信貸外，並取得新銀行信貸額40,000,000港元，而本年淨還銀行貸款數為528,349,000港元。於二零零一年十二月三十一日，本集團可動用的銀行信貸總額達1,629,600,000港元（二零零零年：2,428,615,000港元），其中1,467,357,000港元（二零零零年：1,995,706,000港元）已被動用，而動用銀行信貸額減少之主要原因為雅濤閣之部分物業銷售收入用作還貸。至於負債比率，即銀行信貸總額與總資產之比例約為43%（二零零零年：48%）。

現將在二零零一年十二月三十一日之銀行貸款，按照到期日及幣值分類；分析如下：

	港幣千元	
按到期日分類：		
需還銀行貸款日		
在一年內	430,732	29%
在第二年	256,625	17%
在第三至第五年	780,000	54%
	1,467,357	100%
有抵押	1,208,567	82%
無抵押	258,790	18%
	1,467,357	100%
按貨幣分類：		
港元	1,271,941	87%
人民幣	195,416	13%
	1,467,357	100%

於二零零一年十二月三十一日，在香港之投資物業共360,000,000港元（二零零零年：405,000,000港元）及其他物業共966,686,000港元（二零零零年：981,566,000港元）已抵押予一家銀行作為本集團獲授銀行信貸之抵押品。另一方面，已完工供出售物業中之100,108,000港元（二零零零年：無）的物業已抵押予銀行作為本集團獲授銀行信貸之抵押品，該抵押品已於年結後贖回。

於二零零一年十二月三十一日，現金及銀行結存為487,942,000港元（二零零零年：369,820,000港元），佔流動資產35%（二零零零年：18%）。另外，本集團亦有83,794,000港元（二零零零年：92,709,000港元）作為限制性使用之存款以取得銀行信貸給予本集團一家附屬公司。

年內，本集團並無面對重大之外匯風險。本集團擁有穩健的現金及銀行信貸財政狀況，有充裕的資金應付日常業務及未來發展需要。

或然負債

本集團就履行及完成建築合約而作出之履約保證金約49,734,000港元（二零零零年：63,037,000港元）。本集團亦就一物業項目之管理及維修費用之重資層約提供保證及反保證信貸共約43,000,000港元（二零零零年：無）。

分部間交易	—	(15,841)	—	—	—	(15,841)
集團分部業績	9,561	40,389	44,823	40,428	4,269	139,470
未分配本部扣除收入後的支出						(23,573)
本集團經營盈利						115,897
分部業績已(計入)及扣除下列各項：						
折舊及攤銷	2,302	8,317	21,385	81,028	—	113,032
投資物業重估虧損之回撥	—	—	(4,000)	—	—	(4,000)

次要報告形式：地區分部資料

	營業額		分部業績	
	二零零一年	二零零零年	二零零一年	二零零零年
	港幣千元	港幣千元	港幣千元	港幣千元
香港	1,562,344	1,266,526	(121,250)	84,272
中國大陸	282,501	206,051	35,694	55,198
	1,844,845	1,472,577	(85,556)	139,470
未分配本部扣除收入後的支出			(21,408)	(23,573)
經營(虧損)／盈利			(106,964)	115,897

資本支出及財務承擔

於年內，本集團與中遠房地產開發公司(本公司之最終控股公司中國遠洋運輸(集團)總公司之全資附屬公司)訂立協議，本集團投資在一家從事發展北京市之地產開發項目的共同控制實體之49%股權權益，總投資額為296,052,000港元，其中約18,169,000港元為收購49%股權權益之作價及約31,783,000港元為按照比例增資額投入該共同控制實體，而約246,100,000港元為股東貸款借予該家共同控制實體。截至二零零一年十二月三十一日，本集團已投入204,921,000港元，財務承擔餘額為91,131,000港元，而以上之資本支出及財務承擔之資金皆以本集團內部資金支付。

僱員

在二零零一年十二月三十一日，除了聯營公司及共同控制實體以外，本集團約有251(二零零零年：292)名員工，其中香港僱員約181(二零零零年：264)名。二零零一年年度包括董事酬金之職工支出為78,838,000港元(二零零零年：86,275,000港元)。自從二零零零年十二月採用強制性公積金計劃(強積金計劃)後，所有香港僱員皆參予強積金計劃。

購買、出售或贖回上市證券

本公司或其任何附屬公司於年度內概無購買、出售或贖回本公司之任何上市證券。

刊登業績於聯交所網頁

載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16第45(1)段至第45(3)段所規定的所有資料之詳細業績公布將稍後登載於聯交所的網頁(http://www.hkex.com.hk)。

承董事會命
董事總經理
劉漢波

本業績公佈亦載於以下網頁：
http://www.hkex.com.hk
http://www.coscointl.com

主席報告

業績

二零零一年國際形勢風雲變幻，日本、歐盟等世界主要經濟體系均陷入衰退，美國去年經歷九一一事件及隨後阿富汗戰爭的爆發均對世界政治經濟形勢產生深遠影響，本集團仍不斷在逆艱困的形勢下努力。

截至二零零一年十二月三十一日止年度，本集團的營業額達1,844,845,000港元，較去年同期增加約25%。惟整體毛利卻下調26%至133,255,000港元，主要是因為私人參建居屋計劃雅濤閣的毛利率較本集團其他營運業務之毛利率為低。

根據會計準則和既定重估原則，年內作出了合共181,800,000港元的撥備，以反映資產和部份投資在現市況的合理價格。本集團在未計算撥備前之經營盈利為74,836,000港元，較去年同期下跌37,061,000港元，而物業發展的經營溢利為去年同期的四倍，主要是香港雅濤閣住宅單位入賬及上海香港麗園之銷售增加所致。

董事會建議不派發截至二零零一年十二月三十一日止年度末期股息(二零零零年：無)。

主要發展

年內，本集團與上海虹口區政府合作發展舊城改造的物業發展項目 — 香港麗園一期一區的住宅單位基本上已全部售罄，並於二零零一年六月底入伙；而一期二區也同時開始預售。至於北京的兩個房地產項目，包括遠洋風景住宅小區及聖華原二期住宅小區亦順利開展。

回顧年內，位於香港深灣道的雅濤閣推出發售，所有單位全部售清，並於年底交付業主入伙。除政府工程外，本公司附屬公司順成建築工程有限公司亦投得位於土瓜灣的大型私人住宅承建工程。

香港雖然被外圍經濟拖累，本集團年內仍不懈地緊握機遇，尋找商機，就多個項目進行了研究，為本集團的前景帶來新的增長動力，對未來的盈利提供一個良好的發展平台。

展望

雖然全球經濟不景氣，中國的經濟卻是一枝獨秀，不但在二零零一年成功舉辦亞太經濟合作會議，更在年底加入世界貿易組織。這會帶來無限商機，而香港的經濟亦會受惠，為香港的營商環境締造了利好的條件。

此外，北京成功申辦二零零八年奧運會，未來數年中央政府將會在北京的基建、房地產及其他設施方面投入大量資源及資金發展，相信會為本集團的業務帶來裨益。

二零零二年將是機遇與挑戰並存、希望與困難同在的一年。面對這艱辛的挑戰，我們將充分利用國內的大好形勢，並發揮香港本身獨特的優勢。本集團將以房地產為主業，鞏固和發展現有業務，積極開拓與最終控股公司中國遠洋運輸(集團)總公司核心業務相關的船舶服務等業務，成為中遠系統內重要的綜合概念企業。

致謝

本人謹代表董事會各成員，為本集團的合作伙伴、往來銀行、客戶、供應商及股東對本集團的鼎力支持及信賴，致以衷心的謝意。另外，亦向全體僱員所獻出的精神及努力，深表謝意。

主席
魏家福

北京，二零零二年三月二十八日

股東週年大會通告

茲通告本公司謹訂於二零零二年五月十七日(星期五)上午十時正假座香港皇后大道中183號中遠大廈49樓召開股東週年大會，討論下列事項：

一、 省覽及通過截至二零零一年十二月三十一日止年度之經審核財務報表及董事會報告與核數師報告。

二、 重選董事並釐定其酬金。

三、 重聘核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮並酌情通過下列決議案(不論經修改與否)按不同情況成為本公司之特別決議案及普通決議案：

特別決議案

A. 「動議採納「中遠國際控股有限公司」為本公司中文名稱，以根據公司條例第XI部作香港登記之用。」

普通決議案

B. 「動議有待香港聯合交易所有限公司(「聯交所」)上市委員會批准本公司之購股權計劃(「購股權計劃」)(有關規則載於註有「A」字樣之文件，該文件已提呈大會並由主席簽署以資識別)，以及批准據此授出任何購股權並批准因任何該等購股權獲行使而將予發行本公司股本中每股面值0.10港元之股份(「股份」)上市及買賣後並在以此為條件之規限下，批准並採納購股權計劃，以及授權本公司董事於彼等認為必要或權宜之情況下作出所有行動及訂立所有交易、安排及協議，以使購股權計劃具十足效力，包括但不限於：

(a) 管理購股權計劃，據此，本公司將會向在購股權計劃下之合資格參與者授出可認購股份之購股權；

(b) 不時修改及／或修訂購股權計劃，惟根於有關修改及／或修訂乃按照購股權計劃內關於修改及／或修訂之規定作出；

(c) 不時發行及配發因購股權計劃下之購股權獲行使而須予發行之股份數目，前提為購股權計劃所涉及之股份總數加上任何其他購股權計劃所涉及之任何股份後，不得超過本公司於本決議案獲通過當日有關類別之已發行股本10%(不包括本公司因根據購股權計劃授出之購股權獲行使所發行之任何股份)，惟本公司可於股東大會上徵求股東批准更新購股權計劃下之10%限額，而根據本公司購股權計劃及任何其他購股權計劃可能授出之購股權所涉及之最高已發行股份數目，不得超過本公司不時有關類別之已發行股本30%；

(d) 於適當時候向聯交所及本公司已發行股份當時可能上市之任何證券交易所申請批准其後不時因購股權計劃下之購股權獲行使而將予發行及配發之任何股份上市及買賣；及

(e) (倘其認為適當及權宜)同意加入有關當局可能對購股權計劃要求或提出之條件作修改及／或修訂。」

C. 「動議：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司所有權力，根據所有適用之法例及香港聯合交易所有限公司(「聯交所」)證券上市規則之規定(經不時修訂)並在其規限下在聯交所或任何其他本公司股本可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之證券交易所購回本公司股份；

(b) 本公司根據本決議案(a)段之批准購回之本公司股份面值總額不得超過本決議案通過當日本公司已發行股本總面額之10%，而上述之批准應以此數額為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過當日起至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司規章規定本公司下屆股東週年大會須予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上通過普通決議案撤回或變更本決議案所載之授權時。」

D. 「動議：

(a) 在本決議案以下條文之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司所有權力以配發、發行及處理額外本公司股本中每股面值0.10港元之股份(「股份」)及作出或授出需要或可能需要行使該等權力之售股建議、協議或購股權(包括可轉換為股份之認股權證、債券及公司債券)；

(b) 本決議案(a)段之批准授權本公司董事於有關期間內訂立或授出可能須在有關期間結束後行使該等權力之售股建議、協議或購股權(包括可轉換為股份之認股權證、債券及公司債券)；

(c) 本公司董事依據本決議案(a)段之批准而配發或同意有條件或無條件配發(不論是否根據一項購股權或其他方式)及發行之本公司股本總面額，惟不包括(i)配售新股(定義見下文)；(ii)行使根據本公司發行之任何可換股證券附有之換股權；(iii)行使認購股份之認股權證；(iv)按本公司現時採納任何購股權計劃或類似安排行使授出之購股權；或(v)根據本公司規章發行股份以代替股份之全部或部份股息不得超逾本公司於本決議案通過當日本公司已發行股本總面額之20%，而上述批准亦應以此為限；及

(d) 就本決議案而言，「有關期間」乃指由本決議案通過當日起至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照百慕達法例或本公司規章規定本公司下屆股東週年大會須予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上通過普通決議案撤回或變更本決議案所載之授權時。

「配售新股」指本公司董事於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人，按彼等於該日之持股比例發售股份(惟本公司董事可就零碎股份或經考慮任何地區適用於本公司之法例所訂明之任何限制或責任，或任何地區適用於本公司之認可監管機構或任何證券交易所之規定後，在彼等認為必須或權宜之情況下取消若干股東在此方面之權利或另作安排)。」

E. 「動議待日期為二零零二年三月二十八日之本公司股東週年大會通告(「本通告」)所載第四C項及第四D項決議案獲通過後，擴大根據本通告第四D項決議案授予本公司董事之一般授權，增加之數額為在行使本公司根據本通告第四C項決議案授予本公司董事之一般授權而購回之本公司股本中每股面值0.10港元之股份面值總額，惟該增加總數不得超過於通過本決議案當日本公司已發行股本總面額之10%。」

五、 處理任何其他事項。

承董事會命
公司秘書
蕭靜心

香港，二零零二年三月二十八日

附註：

一、 凡有權出席此次大會並於會上投票之本公司股東可委任其他人士為其代表代其出席，並於投票表決時代為投票。持有兩股或以上本公司股份之股東可委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。

二、 委任表格，連同經簽署之授權書或其他授權文件(如有)或經公證人證明之該等授權或授權文件副本，最遲須於此次大會或其任何續會指定舉行時間48小時前送達本公司在香港之股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。

三、 上述特別決議案第四A項為有關本公司採納中文名稱。本公司為一家百慕達註冊公司，因此，在本公司的公司註冊證書及公司更改名稱註冊證書上均祇有英文名稱。本公司根據公司條例第XI部以其英文名稱在香港登記為海外公司，至於現時使用之中文名稱則祇以譯名形式出現。由二零零一年七月三日起，香港公司註冊處准許海外公司根據公司條例第XI部以英文及中文登記為其法人名稱，縱然在其已獲簽發的公司註冊證書／公司更改名稱註冊證書上只印有該公司的英文或中文名稱。本公司董事會建議採納中文名稱以使其可於香港使用。

四、 根據香港聯合交易所有限公司證券上市規則規定，載上述第四B項之普通決議案購股權計劃建議及第四C項之普通決議案購回授權建議而刊發之通函，將會盡快寄發予股東。

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED
佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

股東特別大會結果
有關終止現行購股權計劃及採納新購股權計劃及採納中文名稱之決議案

有關(1)終止現行購股權計劃及採納新購股權計劃及(2)採納「佐丹奴國際有限公司」為本公司中文名稱之決議案已於股東特別大會上獲股東通過。

就Giordano International Limited（「本公司」）於二零零一年十二月二十日向本公司股東（「股東」）發出之通函，其中包括謹定於二零零二年一月二十四日舉行之股東特別大會（「股東特別大會」）通告，以考慮並酌情通過有關以下之決議案：

(1) 終止本公司現行購股權計劃（「現行計劃」）及採納本公司新購股權計劃（「新計劃」）；及

(2) 採納「佐丹奴國際有限公司」為本公司在香港登記註冊之中文名稱。

本公司董事會欣然宣布上述決議案已於股東特別大會上獲股東通過。

現時本公司於香港聯合交易所有限公司交易系統中所用之股份英文簡稱不會有任何變動，而本公司將於二零零二年二月四日（星期一）採用「佐丹奴國際」為本公司股份之新中文簡稱。

自本公司在香港註冊後，本公司已使用所述之中文名稱作識別用途。由於本公司現有的股票證書均具有英文及中文名稱，故本公司不需因所述之變動而發出任何新的股票證書。

承董事會命
主席
劉國權

香港，二零零二年一月二十四日



東北輸變電機械制造股份有限公司
Northeast Electrical Transmission & Transformation Machinery Manufacturing Company Limited

(在中華人民共和國註冊成立之股份有限公司)

擔保事項涉訴及澄清公告

本公司已知悉近日本公司的股票價格下跌和成交量上升，茲聲明除於本公告所披露者外，本公司並不知悉導致股票價格下跌和成交量上升的任何原因。

本公司因向控股公司提供貸款擔保事項涉訴，並且未能遵守《上市規則》規定，履行相關審批程序和及時披露義務，公司董事會就此向除控股公司之外全體股東致歉。

提醒本公司股東及公眾投資者在買賣股份時，宜小心謹慎。

本公司已知悉近日本公司的股票價格下跌和成交量上升，茲聲明除於本公告所披露者外，本公司並不知悉導致股票價格下跌和成交量上升的任何原因。

根據《上市規則》規定，本公司董事會對近期涉及的有關訴訟案件公告如下：

原告中國光大銀行訴本公司控股股東—東北輸變電設備集團公司（以下稱"控股公司"）歸還借款本金2,467萬港幣及相應利息。本案於2002年1月21日由北京市第一中級人民法院開庭審理，本公司因向控股公司貸款提供擔保而承擔連帶償還責任，成為本案第二被告。目前控股公司已向法院及原告提出和解請求，法院同意進行調解，下一次開庭時間沒有確定。

本公司於1998年6月19日向控股公司在中國光大銀行2,467萬港幣貸款提供擔事項，以及於1999年4月23日向控股公司附屬之瀋陽電纜有限責任公司在中國銀行瀋陽分行1,870萬港幣貸款提供擔保事項，未能遵守《上市規則》規定，履行相關審批程序和及時披露義務深表歉意，並保證今後將嚴格按照《上市規則》履行資訊披露義務，本公司董事會特此向除控股公司之外全體股東致歉。聯交所表示保留向本公司及其董事因違反上市規則而採取任何紀律行動的權利。

近日，香港媒體對本公司有諸多報道，其中多有不實之處。就此，本公司董事會鄭重聲明：一、瀋陽市政府對東北電重組工作的原則是按照市場規律，通過市場行為尋求戰略投資者對東北電實施重組；二、本公司目前尚未就削償還款事宜與中芝興業等錄團方舉行正式會談；三、截止本公告日，公司A種股票仍在深圳證券交易所掛牌交易並正常買賣；四、一如本公司2002年1月3日發佈公告中指出，自中期業績發佈以後公司的財政狀況並無重大改變，截止2001年9月30日

近日，香港媒體對本公司有諸多報道，其中多有不實之處。就此，本公司董事會鄭重聲明：一、瀋陽市政府對東北電重組工作的原則是按照市場規律，通過市場行為尋求戰略投資者對東北電實施重組；二、本公司目前尚未就削債還款事宜與中芝興業等銀團方舉行正式會談；三、截止本公告日，公司A種股票仍在深圳證券交易所掛牌交易並正常買賣；四、一如本公司2002年1月3日發佈公告中指出，自中期業績發佈以後公司的財政狀況並無重大改變，截止2001年9月30日公司擁有未經審核的淨資產為8.8億港幣(其中包括應收控股公司2.03億港幣，公司正在通過法律手段全力追討)，預計2001年度實現銷售收入13億港幣。目前為止，本公司經營活動正常。

本公司謹確認，除上述披露者外，目前並無任何有關收購或變賣的商談或協定為根據《上市協定》第3段而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市協定》第2段所規定的一般責任而須予公開者。

提醒本公司股東及公眾投資者在買賣股份時，宜小心謹慎。

上述聲明乃承東北輸變電機械製造股份有限公司董事會之命而做出，董事會各位董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
羅宏
公司秘書

二零零二年一月二十四日

20,000港元已於簽訂第一份協議時由買方支付。

(2) 進一步之可退回付款為數66,000港元將於二零零二年二月九日或之前由買方支付。

(3) 代價餘款774,000港元將於完成出售第一項物業時由買方支付。

(ii) 第二份協議

(1) 可退回初步訂金及部份付款為數20,000港元已於簽訂第二份協議時由買方支付。

(2) 進一步之可退回付款為數66,000港元將於二零零二年二月九日或之前由買方支付。

(3) 代價餘款774,000港元將於完成出售第二項物業時由買方支付。

(iii) 第三份協議

(1) 可退回初步訂金及部份付款為數10,000港元已於簽訂第三份協議時由買方支付。

(2) 進一步之可退回付款為數75,920港元將於二零零二年二月九日或之前由買方支付。

(3) 代價餘款773,280港元將於完成出售第三項物業時由買方支付。

「中國」	指	中華人民共和國
「該等物業」	指	包括第一項物業、第二項物業及第三項物業
「買方」	指	本公佈「日期及訂約方」分段所載之該等物業各自之買方
「第二份協議」	指	於二零零二年一月二十四日就出售第二項物業訂立之臨時買賣協議
「第二項物業」	指	本公佈「第二項物業」分段所載之物業
「股東」	指	本公司股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「第三份協議」	指	於二零零二年一月二十四日就出售第三項物業訂立之臨時買賣協議
「第三項物業」	指	本公佈「第三項物業」分段所載之物業
「賣方」	指	本公佈「日期及訂約方」分段所載之該等物業賣方

承董事會命
遠生醫藥科技集團有限公司
公司秘書
梁滿文

香港，二零零二年一月二十四日

DAH HWA INTERNATIONAL (HOLDINGS) LIMITED
大華國際（集團）有限公司

（於開曼群島註冊成立之有限公司）

第19項應用指引下之披露事項
及
關連交易

誠如本公司截至二零零一年三月三十一日止年度之年報所述，本集團已向本公司之控權股東D.H. International提供墊款合共約49,333,381港元（佔本集團於二零零一年三月三十一日之資產淨值153,446,203港元中約32.15%）。該等墊款乃於二零零零年四月四日至二零零一年三月三十一日止期間提供，並為無抵押、免息，且無固定償還期限。D.H. International已於二零零一年七月三十日悉數償還該等墊款。

根據上市規則第19項應用指引，本公司應於D.H. International結欠之餘款佔本公司綜合資產淨值逾25%時發表公佈。可惜本公司因就此忽略此事而未有作出公佈。未有於當時發表公佈，即屬違反第19項應用指引第3.2.1段。

由於D.H. International亦為本公司之控權股東，因此，其為本公司之關連人士，而提供該等墊款構成本公司之關連交易。由於本公司一時疏忽，本公司並無遵守上市規則下之有關關連交易規定，加上由於並無就該等墊款取得獨立股東之批准，故提供該等墊款亦違反上市規則第14.26(6)段。

聯交所已表明會就違反上市規則一事保留對本公司及／或董事（如適用）採取適當行動之權利。

誠如二零零一年年報所述，本集團已向D.H. International提供墊款合共約49,333,381港元（佔本集團於二零零一年三月三十一日之資產淨值153,446,203港元中約32.15%）。

該等墊款乃於二零零零年四月四日至二零零一年三月三十一日止期間提供，並為無抵押、免息，且無固定償還期限。D.H. International已於二零零一年七月三十日悉數償還該等墊款。自二零零一年七月三十日起，本集團已無向D.H. International提供任何墊款或貸款。

D.H. International於本集團提供該等墊款之有關時間為本公司之控權股東。誠如二零零一年年報所載，D.H. International為一家由基金擁有之公司，該基金之受益人為李達先生（現已身故）、李蕭毓娟女士及李三元先生（全均為董事）。

第19項應用指引第3.2.1段下之披露事項

根據上市規則，本公司應於D.H. International結欠之餘款佔本公司綜合資產淨值逾25%時發表公佈。可惜本公司因就此忽略此事而未有作出公佈。未有於當時發表有關公佈，即屬違反第19項應用指引第3.2.1段。

於本集團向D.H. International提供之墊款總額達約49,333,381港元，即按本公司截至二零零零年三月三十一日止年度之經審核綜合財務報告所示，有關墊款佔本集團資產淨值約187,614,768港元約26.30%時，本公司有責任於二零零一年三月三十一日根據第19項應用指引第3.2.1段作出披露。

由於本公司一時疏忽而延誤了本公佈之發表時間，故本公司違反了第19項應用指引下之有關披露責任。為免再違反第19項應用指引下之任何披露責任，本公司已定出一套程序，加強內部控制，以確保嚴格遵守上市規則。

董事認為，於本公佈發表日期，並無第19項應用指引第3.3、3.6、3.7.1或3.7.2段下之一般披露責任。

關連交易

此外，由於D.H. International於本集團提供該等墊款之有關時間為本公司之控權股東，因此，其為本公司之關連人士，而向D.H. International提供該等墊款構成本公司之關連交易，故須遵守上市規則下之有關關連交易規定，包括根據上市規則第14.26(6)段在股東大會上取得獨立股東之批准。由於本公司一時疏忽，本公司並無遵守上市規則下之有關關連交易規定，加上由於並無就該等墊款取得獨立股東之批准，故提供該等墊款亦違反上市規則第14.26(6)段。

聯交所已表明會就違反上市規則一事保留對本公司及董事（如適用）採取適當行動之權利。

釋義

「二零零一年年報」	指	本公司截至二零零一年三月三十一日止年度之年報
「本公司」	指	大華國際（集團）有限公司，一家於開曼群島註冊成立之公眾公司，其股份於聯交所上市
「D.H. International」	指	D.H. International Limited，於本集團提供該等墊款之有關時間為本公司之控權股東，於本公佈發表日期持有本公司已發行股本約56%
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「獨立股東」	指	除D.H. International及其聯繫人士（定義見上市規則）以外之本公司股東
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「第19項應用指引」	指	上市規則第19項應用指引
「聯交所」	指	香港聯合交易所有限公司

代表董事會
董事總經理
李三元

香港，二零零二年一月二十四日

申請人簽名：＿＿＿＿＿＿ 日期：＿＿＿＿＿＿

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

（於香港註冊成立之有限公司）

公佈

創科實業有限公司（「本公司」）董事會宣佈由二零零二年一月十七日起劉建華先生辭任本公司之董事。

承董事會命
公司秘書
陳志聰

香港，二零零二年一月二十四日

China Bio-medical Group Limited
遠生醫药科技集團有限公司
（於香港註冊成立之有限公司）

主要交易
物業出售

董事謹此宣佈，本公司一家全資附屬公司與買方已於二零零二年一月二十四日就出售該等物業訂立三份獨立臨時買賣協議，現金代價為2,579,200港元。出售事項所得款項2,579,200港元將供本集團用於償還銀行借貸。

根據上市規則，出售事項整體構成本公司一項主要交易，並須獲股東在股東特別大會上批准。

一份載有出售事項詳情（包括該等物業之估值報告連同股東特別大會通告）之通函，將在實際可行情況下盡快寄發予股東。

(I) 該等協議

1. 日期及訂約方

(i) 第一份協議

日期：二零零二年一月二十四日

賣方：天悅投資有限公司

買方：Hangtech Consultants Limited

(ii) 第二份協議

日期：二零零二年一月二十四日

賣方：天悅投資有限公司

買方：Wong Kei Fu

(iii) 第三份協議

日期：二零零二年一月二十四日

賣方：天悅投資有限公司

買方：Pregain Investment Limited

賣方為本公司之全資附屬公司。各買方及／或彼等之最終實益擁有人為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士（定義見上市規則）概無關連。

2. 該等物業

(i) 第一項物業

香港九龍漆咸道南29-31號溫莎大廈A座一樓A室。該物業包括於一幢一九六三年落成樓高多層之綜合大廈一樓之一個住宅／商業單位。

(ii) 第二項物業

香港九龍漆咸道南29-31號溫莎大廈A座一樓B室。該物業包括於一幢一九六三年落成樓高多層之綜合大廈一樓之一個住宅／商業單位。

(iii) 第三項物業

香港九龍漆咸道南29-31號溫莎大廈A座一樓C室。該物業包括於一幢一九六三年落成樓高多層之綜合大廈一樓之一個住宅／商業單位。

現時第一項物業、第二項物業及第三項物業組成三個相連之住宅／商業單位，並分為12間房及附有四項月租淨額合共14,100港元之租約。

該等物業每年應收之租金收入總額約為169,200港元。根據獨立估值師永利行評值顧問有限公司編製之初步估值報告，該等物業於二零零二年一月二十四日之估值總計為2,580,000港元。

3. 代價

第一項物業、第二項物業及第三項物業之代價分別為860,000港元、860,000港元及859,200港元，將以現金支付。

該等協議條款包括代價乃按公平基準參照香港現行市況及上述初步估值達致及釐定。代價總額2,579,200港元較上述初步估值總額2,580,000港元折讓約0.03%。董事認為該協議之條款乃公平合理並符合本公司之利益。

4. 付款條款

(i) 第一份協議

(1) 可退回初步訂金及部份付款為數20,000港元已於簽訂第一份協議時由

5. 出售事項之條件

(i) 於股東特別大會上經股東批准；

(ii) 按揭銀行同意；

(iii) 於出售事項完成前，買方不得轉售該等物業；及

(iv) 買方信納該等物業之業權。

6. 完成日期

出售事項將於二零零二年三月二十日或之前完成。

(II) 所得款項用途

出售事項所得款項合共2,579,200港元，將供本集團用於償還銀行借貸以減低負債比率及本集團之未來利息開支。

(III) 出售事項之財務影響

第一項物業、第二項物業及第三項物業於二零零一年六月三十日之賬面淨值分別為2,722,902港元、1,753,224港元及2,683,874港元。預期於出售事項完成時，本集團將錄得約4,600,000港元之虧損（有待審核）。

(IV) 訂立該等協議之理由及好處

本公司為一家投資控股公司。本集團主要從事物業投資、金融服務、船運、貿易供建築用之海砂及碎石及製藥及生物製藥等業務。

誠如本公司二零零一年中期報告內所提及，本集團已持續重組其業務。於致力在香港及中國物色製藥／生物製藥商機之同時，本集團亦持續尋找機會以合理之價格變現其投資物業。董事認為，出售事項為本公司變現該等物業之良好機會，可有助本集團減低其負債水平及未來之利息開支。

該等協議乃經公平磋商按一般商業條款釐定。董事認為該等協議之條款對本公司而言屬公平合理，並符合股東及本集團之利益。

(V) 一般事項

根據上市規則，出售事項整體構成本公司一項主要交易，並須獲股東在股東特別大會上批准。

一份載有出售事項詳情（包括該等物業之估值報告連同股東特別大會通告）之通函，將在實際可行情況下盡快寄發予股東。

(VI) 釋義

「該等協議」	指	包括第一份協議、第二份協議及第三份協議
「本公司」	指	遠生醫药科技集團有限公司
「董事」	指	本公司之董事
「出售事項」	指	出售該等物業
「第一份協議」	指	於二零零二年一月二十四日就出售第一項物業訂立之臨時買賣協議
「第一項物業」	指	本公佈「第一項物業」分段所載之物業
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國

year. Star Cruises is trading at an enterprise value/berth of $138,000, a 22 per cent discount to its replacement cost of $177,000 per berth.

a speech by United States Federal Reserve chairman Alan Greenspan.

With a meeting of the Federal Reserve Open Market Committee scheduled for the end of this month, investors were hoping Mr

"the price cut indicates that demand is unsustainable at current price levels".

He said investors should not rule out a price war in the first half of this year against the backdrop of ever-declining economic

Consumer electronics play VTech continued its upwards march, climbing 9.79 per cent to $7.85. The stock had been written off by many investors following its disastrous acquisition of Lucent Technologies' cordless telephone

ping for financing to buy Guangdong Kelon Electrical because mainland banks had turned off the tap.

■ Market updates – www.scmp.com
Davidw@scmp.com

Focus blur after CLP pulls pay-TV plug

MARGIN CALL

Denise Tsang

CLP Telecommunications' dramatic pull-out from the hazy pay-television market has drawn applause from investors, but a big question mark now hangs over where its future lies.

The telecommunications arm of power utility CLP Holdings walked out of a seven-month love affair with Britain's Yes Television, saying now was not the right time to proceed with their grand pay-television investment.

The U-turn is slightly strange considering that when CLP TeleCom formed the alliance, two pay-television licence holders had already walked away.

It seems to have taken TeleCom seven months to make the same decision.

With the break-up, which TeleCom simply described it as "a couple breaking an engagement", questions will arise again over the company's focus.

What is left on its plate is two projects – the retailing of broadband and dial-up Internet access services in Hong Kong under the Oxygen label and a cross-border bandwidth and Internet protocol circuit leasing business called ChinaLink.

Oxygen is popular because of competitive prices, but this raises concern on how much profit it can earn as it leases the network of dominant player Pacific Century CyberWorks.

This means TeleCom is effectively reselling bandwidth.

In comparison, ChinaLink is a more solid business.

A network built by wrapping fibre optic cable around the overhead CLP's power cables between Sha Tin and Lowu, ChinaLink wants to be a carriers' carrier.

This means it offers back-up services to cross-border communications service providers.

The business is still losing money; it only began offering services six months ago.

In addition, connection fees between the mainland and Hong Kong tumbled last year amid a punishing price war among carriers.

As competition in Hong Kong's telecommunications sector remains as fierce as ever and the city's economic health worsens, TeleCom will have to be prudent in new investment strategies.

TeleCom's problems are not unique in CLP. It is partly related to CLP's aggressive diversification in the past few years.

CLP paid a substantial premium for power projects in Thailand and Malaysia which prompted a HK$1 billion provision in 2000.

Another CLP-controlled power plant in Yallourn, Australia, which the group acquired in late 2000, had a labour dispute, forcing the plant to suspend business for a week last month.

The saga of TeleCom and overseas investments had brought blemishes to CLP's grand ambition to be a multi-utility and to have one-third of its earnings by 2005 coming from non-core electricity supply in Hong Kong.

This means it wants its new business such as power projects in China, Australia, Taiwan, Thailand, Malaysia, Indonesia and India and the telecommunications investment in Hong Kong to generate an alternative stream of profit to the core electricity supply business in Kowloon, the New Territories and Lantau Island.

The major incentive to diversify is the expiry of the Scheme of Control agreement in 2008, which means an end to a guaranteed return of up to 15 per cent on power assets.

THE NUMBERS GAME

AsiaInfo Holdings, the mainland new economy stock listed on the Nasdaq Stock Market, has recorded its first full-year net profit, of US$11.7 million. UBS Warburg predicts earnings per share from 2002 to 2005 will grow 48 per cent, 36 per cent, 35 per cent and 26 per cent, respectively.

Share price (US$)
100
80
60
40
20
0
March 00
Jan 02
Source: Reuters

SCMP Graphic

SmarTone rises sharply with profit in sight

Ben Kwok

SmarTone Telecommunications Holdings shares rose to a 10-month high yesterday on optimism the company could return to profit after two consecutive years of losses.

Hong Kong's third-largest mobile-telephone operator leapt 7.8 per cent to HK$11.05 – a level not seen since March 2 last year – after several brokerages predicted a net income of as high as $72 million for this year to June.

In the past two financial years, SmarTone suffered an aggregate loss of $647 million on decreasing turnover due to intense market competition.

After a series of management discussions with analysts this month, many put a more positive spin of the stock, saying its business fundamentals have been improving due to better market conditions.

In a note to clients yesterday, Goldman Sachs said aggressive cost-cutting and a stable market environment had enabled SmarTone to put itself on track to reach break-even earnings before interest and taxes for this year.

The investment house had a with a first-half target price of $11.50, citing an improvement in operating results and a consolidation in the wireless market as positive drivers to share price.

However, it also noted that the initial take-up from data and short message systems had been slower than expected, which could hurt revenue growth.

Data revenue was estimated to be just 2 per cent, down from the previously projected 5 per cent of overall revenue.

In the past two weeks, several brokerages including JP Morgan and ABN Amro have also upgraded SmarTone's earnings to positive regions on the reduced loss from its broadband unit.

JP Morgan said SmarTone might have to take a charge of up to $56 million this year should the Office of the Telecommunications Authority not grant it a waiver on its broadband performance commitments.

SmarTone, which trimmed more than two-thirds of its staff from its broadband division last year, previously said it could close this part of its operations.

SmarTone's strong performance did not benefit Sunday Communications, whose share price fell 4.54 per cent to 31.5

All Ordinaries Index:	4,665.5	(-6.96)
Hang Seng red-chip Index:	1,163.08	(+1.84)
Hang Seng China Enterprises Index:	1,830.55	(+30.78)
Hang Seng Composite Index:	1,282.33	(-1.4)
Hang Seng Hong Kong Composite Index:	1,384.31	(-3.21)
Hang Seng Mainland Composite Index:	1,065.35	(+3.03)
Growth Enterprise Index:	200.79	(-3.22)
Finance:	18,760.64	(-0.34%)
Utilities:	20,380.14	(+0.01%)
Properties:	14,995.57	(-0.69%)
Commerce & Industry:	5,040.41	(+0.07%)

Top movers

By value (HK$)			By volume (shares)		
China Mobile	22.10	491.3m	Welback Holdings	0.095	604.3m
Hutchison Wham	72.50	369.9m	Fairyoung Holdings	0.016	243.1m
Cheung Kong	75.00	333.5m	Wang On Group	0.056	198.5m
HSBC Holdings	87.00	324.5m	HiNet Holdings	0.025	177.5m
SHK Properties	62.75	232.3m	Hutchison Harb Ring	0.54	157.8m
Hang Seng Bank	86.25	171.5m	Sun Tel Cyber	0.111	154.7m
Henderson Land	33.40	138.0m	Culturecom Hold	0.43	127.8m
China Unicom	7.60	116.1m	S'pore HK Prop	0.01	125.1m
CLP Holdings	30.00	102.1m	Dransfield Holdings	0.091	98.0m
PCCW	2.025	97.9m	Wah Lee Res	0.047	92.0m

Rises			Falls		
Dransfield Hold	0.091	+127.50%	Fairyoung Holdings	0.016	-73.77%
Hua Lien Int'l	0.64	+16.36%	Northeast Electrical	0.241	-25.85%
TeleEye Holdings	0.32	+14.29%	Xteam Software	0.86	-24.56%
Yew Sang Hong	1.33	+13.68%	Victory City	0.45	-21.05%
Chevalier iTech	0.30	+11.11%	Wang On Group	0.056	-17.65%
Dah Hwa Int'l	0.102	+10.87%	Simsen Int'l	0.019	-17.39%
Global China Tech	0.33	+10.00%	Leaptek	0.08	-15.79%
VTech Holdings	7.85	+ 9.79%	Sky Hawk Computer	0.39	-14.29%
Rainbow Int'l	0.70	+ 9.38%	Karl Thomson Hold	0.79	-14.13%
Qingling Motors	1.31	+ 9.17%	Welback Holdings	0.095	-13.64%

China markets

Shanghai A	1,518.839	(+12.198)	Shanghai B	137.205	(-0.029)
Shenzhen A	423.23	(+4.54)	Shenzhen B	207.09	(+1.06)

Exchange rates

Listed currency to US$, except #US$ per £ Sterling, ECU, A$ and NZ$ | *Per 100 units; Rates at 6pm

US$	Bid	Ask	HK$	Bid	Ask
#£	1.4222	1.4227	£	11.0890	11.0942
DM	2.2258	2.2271	DM	3.5020	3.5029
SFr	1.6701	1.6707	SFr	4.6683	4.6699
¥	134.12	134.17	*¥	5.8134	5.8163
FFr	7.4651	7.4693	FFr	1.0442	1.0445
Guilder	2.5079	2.5093	Guilder	3.1082	3.1089
S$	1.8372	1.8382	S$	4.2434	4.2458
#A$	0.5168	0.5175	A$	4.0307	4.0363
C$	1.6008	1.6018	C$	4.8694	4.8726
Baht	44.1400	44.1800	Baht	0.1765	0.1767
#NZ$	0.4261	0.4264	NZ$	3.3225	3.3265
Won	1330.5	1331.5	*Won	0.5858	0.5862
M$	3.7995	3.8005	M$	2.0522	2.0528
NT$	35.0200	35.1200	NT$	0.2221	0.2227
#Euro	0.8782	0.8784	Euro	6.8455	6.8495
Peso	51.3000	51.3400	Peso	0.1519	0.1520
Rupiah	10459	10469	*Rupiah	0.0745	0.0746
Yuan	8.2765	8.3215	Yuan	0.9372	0.9472

Interest rates

average overnight rates unless stated

US 10-year bond yield (11am)	5.03%	Singapore Prime	5%
US 30-year bond yield (11am)	5.47%	Hong Kong	1.90625%
HK Prime	5.125%	Tokyo	0.001%
3-mth Hibor	1.8125%	Taiwan	2.318%
UK Bank Base	4%	Malaysia	2.76%
US Prime	4.75%	Thailand	1.96875%
US Fed Funds	1.75%	Indonesia	15.36285%
Europe	3.25%	Philippines	7.65625%

Gold prices

London:	US$278.65 an ounce	(-US$1.70)
Hong Kong:	HK$2,592 per tael	(-HK$24)


Hang Seng January futures
Hang Seng Index
10,900
10,800
10,700
10,600
Source: Reuters
9.45am
11
12.30pm–2.30
4.15pm


Hang Seng Index
30-day moving average
12,000
11,500
11,000
10,500
10,000
January
Turnover (HK$b)
10
5
0
3 4 7 8 9 10 11 14 15 16 17 18 21 22 23 24


Regional markets
AUSTRALIA
3,430.8
Up 8.8
(+0.25%)
BANGKOK
333.96
Up 7.04
(+2.15%)
JAKARTA
445.856
Up 11.881
(+2.73%)
KUALA LUMPUR
685.95
Down 2.61
(–0.37%)
MANILA
1,339.64
Up 22.25
(+1.68%)
SEOUL
757.71
Up 15.09
(+2.03%)
SINGAPORE
1,662.98
Down 3.38
(–0.2%)
TAIPEI
5,801.92
Up 32.14
(+0.55%)
TOKYO
10,074.05
Up 33.14
(+0.33%)

Upgrades and downgrades

▲ **BUY**
Varitronix International UBS Warburg yesterday reinitiated coverage with a strong buy, saying the liquid-crystal display maker has lagged regional peers. UBS estimates the company's earnings per share will grow an average 53.8 per cent in the next two years. Analyst Nicholas Tan said the company had been busy. Price target is HK$6.92.

▲ **BUY**
Sinopec Corp Credit Suisse First Boston has upgraded the stock from a hold with a price target of HK$1.40, equivalent to its estimated net asset value per share. It factors in an increased earnings outlook for Sinopec National Star Petroleum, which it acquired recently from its parent company.

▲ **BUY**
Star Cruises Cazenove upgraded it from a sell to a long-term buy. It expects a revised loss of US$2.7 million for last year and $11.3 million this year. Star Cruises is trading at an

Early HSI recovery fails to gain steam

China Mobile steadies but HSBC pushes decline to third day

David Wilder

Hong Kong stocks shed early gains to finish in the red for the third consecutive day yesterday despite China Mobile finally regaining its footing.

The Hang Seng Index fell 20.68 points or 0.19 per cent to end at 10,741.46, with downward pressure being added by a 0.28 per cent drop in HSBC.

However, relief was offered after China Mobile stabilised, having fallen 10 out of the past 13 trading sessions. The mainland mobile-telephone operator ended unchanged at HK$22.10.

Trading was generally quiet as the market marked time, awaiting a speech by United States Federal

Greenspan would offer clues to interest-rate policy.

Dao Heng Securities deputy research head Eric Yuen Chi-fung said any easing by the Fed would provide little salve to investors.

"Even if there's another rate cut, it won't be critical because economic conditions are the more critical risk factor," Mr Yuen said.

DBS Vickers Securities analyst Sylvia Wong said Sun Hung Kai Properties was worth a look, with the unusually low interest-rate environment and an expected house-price recovery.

Mr Yuen was less bullish, noting the firm was offering discounts of 20 per cent at its Oscar by the Sea development. He said "the price cut indicates that de-

Key Figures

Close:	10,741.46 (– 20.68)
Turnover:	$5.71 bln
Volume:	5.23 bln shares
Day's high:	10,847.53
Day's low:	10,690.63
Advanced:	185
Declined:	333
Unchanged:	358
January futures:	10,718 (– 15)
February futures:	10,725 (– 20)

conditions. SHKP's latest move suggested recent incentives, such as attractive mortgage rates and guaranteed rental rates, were having little effect on the buying public.

SHKP closed 0.79 per cent lower at $62.75.

Consumer electronics play

division in 2000. Since then, naysaying investors have been kicking themselves as VTech has climbed steadily from a low of $1.98 shortly after September 11 last year.

VTech's annual results will be out in March. In its November interim report, the firm announced a return to profitability with a net profit of US$3.3 million.

Yesterday saw China stocks as a mixed bag although a 10.63 per cent fall in Greencool Technology to $1.26 suggested investor unease had not abated.

Queries raised about Greencool's technology and finances caused a collapse in faith in the sector at the end of last year.

Yesterday there were rumours chairman Gu Chujun was shopping for financing to buy Guang

Investors' Digest

E-mail: markets@scmp.com
Web site: http://www.scmp.com

Hang Seng Index

10,741.46 (–20.68)

	HK$	Change
Bank East Asia	16.40	–0.15
Cathay Pacific	11.20	+0.30
Cheung Kong	75.00	–0.50
China Mobile	22.10	—
China Resources	7.40	+0.10
China Unicom	7.60	+0.05
Citic Pacific	14.65	–0.10
CKI Holdings	11.95	–0.05
CLP Holdings	30.00	–0.10
CNOOC	7.95	—
Hang Lung Group	6.75	—
Hang Lung Prop	8.35	+0.10
Hang Seng Bank	86.25	–0.50
Henderson Inv	5.85	—
Henderson Land	33.40	–0.70
HK China Gas	9.70	+0.05
HK Electric	27.85	—
HSBC	87.00	–0.25
Hutchison	72.50	–0.25
Hysan	8.05	+0.05
Johnson Elec	9.00	+0.05
Legend	3.875	–0.025
Li & Fung	10.25	—
MTR Corp	10.25	+0.10
New World Dev	6.60	–0.05
PCCW	2.025	–0.025
Shanghai Ind	15.05	+0.10
SHK Properties	62.75	–0.50
Sino Land	3.00	—
Swire Pacific	42.70	+0.30
TVB	34.00	+0.90
Wharf	17.10	—
Wheelock	6.20	—

HS London Ref Index

10,793.47 (+52.01)

	HK$	Change
Bank East Asia	16.40	—
Cathay Pacific	11.10	–0.10
Cheung Kong	75.75	+0.75
China Mobile	22.40	+0.30
China Resources	7.20	–0.20
Citic Pacific	14.85	+0.20
CKI Holdings	12.00	+0.05
CLP Holdings	30.125	+0.125
First Pacific	1.175	+0.015
Hang Lung Group	6.725	–0.025
Hang Lung Prop	8.325	–0.025
Hang Seng Bank	86.50	+0.25
Henderson Land	33.75	+0.35
HK China Gas	9.75	+0.05
HK Electric	27.85	—
HSBC	87.625	+0.625
Hutchison	73.00	+0.50
Hysan	8.05	—
Johnson Elec	9.00	—
Legend	3.875	—
New World Dev	6.65	+0.05
Shanghai Ind	15.00	–0.05
SHK Properties	63.30	+0.55
Sino Land	3.025	+0.025
SmarTone Tele	11.05	—
Swire Pacific	42.50	–0.20
Wharf	17.125	+0.025
Wheelock	6.15	–0.05

HONG KONG STOCKS 13

Code	Share	Close	Yesterday High	Yesterday Low	Change	Chg %	V'000	Jan 2 to Jan 24 High	Jan 2 to Jan 24 Low	P/E	Yield	Div
371	IFTA Pacific	0.20	0.20	0.198	—	—	150	0.25	0.19	—	—	—
117	IMC Holdings	1.43	1.45	1.42	+0.03	+2.14	238	1.45	1.18	3.59	5.59	0.08
67	imGO	0.58	0.58	0.58	—	—	60	0.60	0.50	77.33	—	—
1062	ING Beijing	0.26	0.27	0.26	-0.01	-3.70	150	0.285	0.26	—	—	—
340	INNOMAXX Biotec	0.10	0.106	0.10	-0.009	-8.26	1,990	0.127	0.098	—	—	—
729	Innovative Int'l	Trading suspended since October 19, 2001										
636	Int'l Bank of Asia	1.83	1.84	1.82	-0.01	-0.54	932	1.96	1.82	8.78	4.91	0.09
202	Interchina Holdings	0.94	0.97	0.93	—	—	12,520	1.17	0.60	5.91	—	—
575	iRegent Group	0.151	0.163	0.151	+0.003	+2.03	1,072	0.173	0.13	—	—	—
206	ITC Corp Pref	0.81	—	—	—	—	—	—	—	—	2.09	0.017
372	ITC Corporation	0.40	—	—	—	—	—	0.40	0.35	—	—	—
J												
630	‡ Jackin Int'l	0.33	0.33	0.33	—	—	50	0.405	0.32	2.60	—	—
353	Jackley Holdings	0.55	—	—	—	—	—	0.64	0.45	—	—	—
626	JCG Holdings	4.85	4.85	4.825	—	—	1,584	4.95	4.60	7.09	6.59	0.32
177	Jiangsu Express	1.71	1.72	1.68	—	—	2,602	1.79	1.68	12.90	4.95	0.085
358	‡ Jiangxi Copper	1.04	1.06	1.02	+0.02	+1.96	15,705	1.11	0.90	24.94	0.88	0.009
368	Jilin Chemical	0.55	0.55	0.52	+0.02	+3.77	14,786	0.68	0.50	—	—	—
350	Jingwei Textile	1.94	1.98	1.94	—	—	700	2.10	1.88	8.30	5.25	0.102
137	Jinhui Holdings	0.218	0.218	0.205	+0.008	+3.81	352	0.235	0.20	—	—	—
179	Johnson Electric H	9.00	9.10	8.80	+0.05	+0.56	9,463	9.55	8.05	28.84	1.06	0.095
647	Joyce Boutique	0.14	—	—	—	—	—	0.159	0.138	*28.00	—	—
984	Jusco Stores (HK)	2.90	2.975	2.80	-0.025	-0.85	764	3.20	2.25	8.16	5.17	0.15
K												
675	K & P Int'l	0.161	0.161	0.161	+0.001	+0.63	2	0.174	0.14	6.24	—	—
27	K. Wah Const	0.46	0.45	0.425	+0.01	+2.22	84	0.47	0.425	3.02	11.95	0.055
173	K. Wah Int'l	0.445	0.455	0.435	-0.005	-1.11	1,173	0.47	0.435	9.08	6.74	0.03
605	K.P.I. Company	0.09	—	—	—	—	—	0.091	0.091	6.42	—	—
180	Kader Holdings	0.187	0.187	0.179	-0.002	-1.06	816	0.23	0.174	23.37	—	—
318	Kamboat Group xd	0.375	0.39	0.375	-0.01	-2.60	1,570	0.425	0.375	—	2.66	0.01
1059	Kantone Holding xd	0.075	0.076	0.075	-0.006	-7.41	660	0.093	0.075	*1.63	—	—
1159	Karce Int'l Holdings	0.26	0.265	0.25	-0.01	-3.70	512	0.30	0.25	65.00	—	—
7	Karl Thomson Hold	0.79	0.90	0.70	-0.13	-14.13	1,362	1.10	0.70	*8.71	—	—
1050	Karrie Int'l	0.54	0.54	0.54	-0.01	-1.82	684	0.57	0.51	7.60	37.03	0.20
184	Keck Seng Inv	0.55	—	—	—	—	—	0.60	0.52	27.50	—	—
174	Kee Shing (Holdings)	0.44	0.44	0.44	—	—	30	0.44	0.44	4.49	9.09	0.04
681	KEL Holdings	0.119	0.12	0.112	+0.002	+1.71	1,289	0.128	0.11	1.63	—	—
683	‡ Kerry Properties	7.30	7.35	7.20	-0.05	-0.68	243	8.25	7.20	11.24	5.47	0.40
959	Kessel Int'l	Trading suspended since May 23, 2001										
516	KG NextVision	0.136	—	—	—	—	—	0.165	0.13	—	—	—
727	Kim Eng (HK)	4.50	4.50	4.50	—	—	2	4.55	4.35	3.07	30.44	1.37
208	Kin Don Holdings	0.039	0.044	0.039	-0.003	-7.14	1,910	0.055	0.038	—	—	—
638	Kin Yat Holdings	1.65	1.67	1.64	-0.05	-2.94	226	1.74	1.44	7.36	5.75	0.095
280	King Fook Holdings	0.27	0.27	0.27	—	—	10	0.27	0.25	12.85	—	—
72	King Pacific	Trading suspended since November 8, 2000										
148	‡ Kingboard Chemical	6.05	6.15	5.95	-0.05	-0.82	664	6.45	4.975	6.98	1.81	0.11
1170	Kingmaker xd	1.67	1.72	1.67	-0.03	-1.76	282	1.72	1.59	*8.20	*5.71	*0.096
1201	‡ Kith Holdings	2.325	2.35	2.325	—	—	240	2.50	2.275	20.27	3.44	0.08
381	Kiu Hung Int'l	1.02	1.03	1.02	-0.01	-0.97	370	1.06	0.94	*8.12	*1.22	*0.013
295	Kong Sun Holdings	0.385	0.40	0.38	—	—	3,340	0.43	0.38	29.61	—	—
34	Kowloon Dev	3.55	3.55	3.55	-0.025	-0.70	3	3.675	3.525	8.35	6.19	0.22
62	‡ Kowloon Motor Bus	32.80	33.10	32.80	-0.40	-1.20	79	33.80	32.00	15.47	5.03	1.65
645	KTP Holdings	0.49	0.50	0.49	+0.02	+4.26	16	0.54	0.25	3.26	—	—
300	‡ Kunming Machine	1.98	1.98	1.92	+0.01	+0.51	286	2.40	1.90	535.13	—	—
1131	Kwong Hing Int'l	0.048	0.052	0.046	-0.002	-4.00	5,850	0.064	0.04	—	—	—
189	Kwong Sang Hong	0.275	0.28	0.27	+0.005	+1.85	6,430	0.285	0.245	—	—	—
306	Kwoon Chung Bus	0.88	0.88	0.88	—	—	706	0.90	0.88	16.92	1.70	0.015
L												
746	L & M Handbag Int'l	0.54	0.54	0.50	—	—	246	0.55	0.50	—	—	—
1125	Lai Fung Holdings	0.181	0.175	0.175	+0.003	+1.69	101	0.189	0.168	16.45	—	—
488	Lai Sun Dev	0.128	0.132	0.128	+0.002	+1.59	523	0.158	0.12	—	—	—
191	Lai Sun Int'l	0.15	—	—	—	—	—	0.167	0.14	—	—	—
411	Lam Soon (HK)	1.87	1.88	1.87	+0.01	+0.54	36	1.98	1.86	—	—	—
728	Lam Soon Food	2.10	2.20	1.98	-0.10	-4.55	159	2.30	1.95	—	—	—
738	Le Saunda Holdings	0.40	—	—	—	—	—	—	—	36.36	2.50	0.01
336	Leaptek	0.08	0.087	0.08	-0.015	-15.79	18	0.118	0.08	—	—	—
554	Lee & Man Holdings	0.44	0.44	0.43	—	—	164	1.00	0.41	2.97	29.54	0.13
68	Lee Hing Dev	1.98	—	—	—	—	—	1.98	1.98	—	1.01	0.02
623	Leefung-Asco Printers	0.77	—	—	—	—	—	0.85	0.77	3.16	7.79	0.06
992	‡ Legend Holdings xd	3.875	3.975	3.85	-0.025	-0.64	5,968	4.35	3.775	33.69	0.90	0.035
238	‡ Lei Shing Hong	4.10	—	—	—	—	—	—	—	26.28	0.73	0.03
1225	Lerado Group	0.98	0.98	0.92	+0.03	+3.16	88	0.99	0.84	6.53	10.19	0.10
494	‡ Li & Fung	10.25	10.35	10.05	—	—	8,247	11.50	8.50	31.83	2.53	0.26
1180	LifeTec Group	0.219	0.232	0.219	-0.013	-5.60	5,188	0.255	0.219	—	—	—
226	Lippo	0.95	0.95	0.95	-0.10	-9.52	7	1.12	0.93	—	—	—
156	Lippo China Res	0.124	0.125	0.124	-0.002	-1.59	5,500	0.139	0.124	—	—	—
1111	‡ Liu Chong Hing Bank	7.85	7.85	7.85	—	—	41	8.30	7.10	7.47	6.75	0.53
194	Liu Chong Hing Inv	4.425	4.425	4.425	—	—	56	4.60	4.35	4.52	7.00	0.31
606	‡ LS High-Tech	Trading suspended since May 11, 2001										
1190	Luen Cheong Tai	0.062	—	—	—	—	—	0.068	0.05	4.76	—	—
346	Luen Tai Group	1.05	—	—	—	—	—	1.05	1.05	3.75	—	—
590	Luk Fook Holdings	0.71	0.71	0.70	-0.01	-1.39	652	0.73	0.56	4.58	10.56	0.075
366	Luks Ind (Group)	1.08	1.09	1.08	+0.03	+2.86	6,657	1.09	0.86	—	7.40	0.08
348	Lung Cheong	0.50	0.50	0.50	+0.03	+6.38	252	0.50	0.40	9.61	1.00	0.005
255	Lung Kee Holdings	1.26	1.30	1.25	-0.01	-0.79	714	1.30	1.19	4.68	9.52	0.12
1108	Luoyang Glass	0.90	1.00	0.85	-0.12	-11.76	5,478	1.24	0.85	10.61	—	—
M												
323	‡ Maanshan Iron	0.66	0.67	0.64	+0.02	+3.13	40,188	0.69	0.59	44.59	2.84	0.019
851	MAE Holdings	0.102	0.103	0.10	+0.001	+0.99	10,320	0.107	0.088	—	—	—
526	Magician Industries	0.107	—	—	-0.001	-0.93	—	0.12	0.10	9.72	—	—
201	Magnificent Estates	0.032	—	—	—	—	—	0.035	0.03	—	—	—
305	Magnum Int'l	0.12	0.12	0.103	+0.009	+8.11	454	0.132	0.097	—	—	—
1100	‡ Mainland Headwear	1.74	1.75	1.74	+0.01	+0.58	1,122	1.77	1.69	7.31	3.73	0.065
938	Man Sang Int'l	0.164	—	—	-0.001	-0.61	10,526	0.175	0.15	—	—	—
894	Man Yue Int'l	0.156	—	—	—	—	—	0.183	0.156	—	—	—
9	Mandarin Ent	1.25	1.25	1.23	—	—	322	1.33	1.20	—	—	—
70	Mandarin Resources	0.095	0.10	0.095	-0.005	-5.00	14,820	0.149	0.085	—	—	—
547	Mansion Holdings	0.048	0.052	0.048	-0.004	-7.69	2,224	0.065	0.047	—	—	—

Code	Share	Close	Yesterday High	Yesterday Low	Change	Chg %	V'000	Jan 2 to Jan 24 High	Jan 2 to Jan 24 Low	P/E	Yield	Div
78	Regal Hotels	0.17	0.171	0.165	—	—	10,022	0.203	0.165	—	—	—
59	‡ renren Holdings	0.01	0.01	0.01	—	—	100	0.01	0.01	—	—	—
1004	Rising Dev Holdings	0.255	—	—	—	—	—	0.265	0.231	6.53	7.80	0.02
281	Rivera (Holdings)	0.223	—	—	—	—	—	0.25	0.215	24.77	—	—
501	‡ RNA Holdings	0.045	0.048	0.044	—	—	10,980	0.07	0.044	3.46	—	—
1098	‡ Road King Infra	3.05	3.125	3.00	+0.025	+0.83	50	3.225	3.00	4.00	4.59	0.14
888	RoadShow	1.82	1.87	1.82	-0.05	-2.67	1,428	2.275	1.75	—	—	—
1003	Rockapetta	0.46	0.48	0.455	-0.02	-4.17	3,120	0.58	0.455	—	—	—
745	Ryoden Development	0.36	0.36	0.36	+0.015	+4.35	20	0.39	0.33	—	—	—
S												
245	S'pore HK Prop	0.01	—	—	—	—	125,110	0.01	0.01	—	—	—
1184	S.A.S. Dragon	0.43	0.53	0.43	-0.03	-6.52	303	0.53	0.43	6.32	—	—
178	‡ Sa Sa Int'l xd	0.53	0.54	0.52	—	—	756	0.59	0.51	9.48	9.43	0.05
1060	SAC Cement	0.02	0.021	0.019	-0.001	-4.76	29,200	0.024	0.019	—	—	—
237	Safety Godown	3.50	3.50	3.45	—	—	12	3.50	3.45	10.60	3.42	0.12
192	Saint Honore	0.73	—	—	—	—	—	0.73	0.72	5.93	11.64	0.085
451	Sama Time Holdings	0.125	0.122	0.122	-0.009	-6.72	110	0.142	0.11	6.25	—	—
731	‡ Samson Paper	0.38	0.41	0.36	-0.005	-1.30	426	0.44	0.36	7.30	1.31	0.005
236	‡ San Miguel HK	2.55	2.55	2.525	-0.025	-0.97	109	2.60	2.25	10.85	16.47	0.42
583	‡ SCMP Group	4.225	4.30	4.225	—	—	498	5.30	4.175	12.31	7.81	0.33
1205	SE Asia Wood	1.32	1.32	1.29	—	—	724	1.35	1.25	*23.15	—	—
251	SEA Holdings	1.78	—	—	—	—	—	1.78	1.78	8.76	8.98	0.16
269	Seapower Res I	Trading suspended since December 28, 2001										
76	San Hong Resources	0.31	0.30	0.30	-0.02	-6.06	7	0.42	0.30	—	—	—
1071	‡ Shandong Power	1.75	1.76	1.73	+0.01	+0.57	4,085	1.82	1.67	7.40	4.19	0.073
719	Shandong Xinhua	2.15	2.175	2.15	-0.05	-2.27	76	2.25	2.025	14.58	3.45	0.074
770	Shanghai Growth	3.25	3.25	3.25	—	—	9	3.25	3.25	—	9.23	0.30
363	‡ Shanghai Industrial	15.05	15.20	14.90	+0.10	+0.67	2,608	15.80	14.10	11.82	2.92	0.44
338	Shanghai Petro	0.89	0.90	0.82	+0.07	+8.54	55,436	0.90	0.69	7.87	6.34	0.057
69	‡ Shangri-La Asia	5.75	5.80	5.65	—	—	78	6.15	5.50	21.18	2.60	0.15
327	Shanxi Central Phar	0.39	0.40	0.375	-0.005	-1.27	33,764	0.405	0.365	*18.31	—	—
80	Shaw Brothers (HK)	7.20	7.20	7.20	+0.15	+2.13	2	7.35	7.00	4.25	3.47	0.25
81	Shell Electric	0.80	—	—	+0.01	+1.27	150	0.85	0.78	3.10	5.62	0.045
747	Shenyang Public	1.76	1.78	1.76	—	—	284	1.88	1.72	6.73	6.73	0.119
218	Shenyin Wanguo	0.89	0.90	0.86	—	—	2,945	1.00	0.86	17.92	—	—
548	Shenzhen Express	1.81	1.84	1.80	-0.02	-1.09	1,940	1.91	1.75	10.67	5.21	0.094
106	Shenzhen High-Tech	0.153	0.155	0.15	-0.001	-0.65	6,608	0.178	0.15	—	—	—
152	Shenzhen Int'l	0.305	0.31	0.30	—	—	21,828	0.355	0.295	27.23	—	—
604	Shenzhen Investment	2.50	2.50	2.40	+0.05	+2.04	3,368	2.525	2.275	9.32	3.20	0.08
649	Shimao China Hold	0.65	0.70	0.62	-0.05	-7.14	2,857	0.95	0.62	—	—	—
16	SHK Properties	62.75	64.00	61.75	-0.50	-0.78	3,704	72.25	61.75	18.08	2.47	1.55
103	Shougang Century	0.238	—	—	-0.002	-0.83	—	0.255	0.23	39.66	—	—
730	Shougang Grand	0.265	0.265	0.265	—	—	10	0.30	0.26	53.00	—	—
697	Shougang Int'l	0.275	0.285	0.275	-0.01	-3.51	2,670	0.32	0.275	—	—	—
521	Shougang Tech	0.23	0.23	0.23	-0.005	-2.13	150	0.275	0.23	—	—	—
983	‡ Shui On Const	5.70	5.80	5.70	-0.05	-0.87	122	5.90	5.45	2.94	23.68	1.35
650	‡ Shun Cheong Holdings	0.245	—	—	—	—	—	0.275	0.227	—	—	—
253	Shun Ho Resources	0.235	—	—	—	—	—	—	—	13.05	—	—
219	Shun Ho Tech	0.163	0.163	0.16	+0.003	+1.88	32	0.175	0.16	8.57	—	—
242	Shun Tak Holdings	0.92	0.93	0.92	-0.01	-1.08	596	1.03	0.91	5.11	5.43	0.06
107	‡ Sichuan Express	0.90	0.91	0.88	+0.01	+1.12	8,846	0.96	0.85	14.65	3.08	0.028
171	Silver Grant	0.60	0.61	0.59	+0.01	+1.69	1,684	0.68	0.57	22.72	1.65	0.01
622	Silvernet Group	0.09	0.102	0.087	-0.004	-4.26	6,020	0.127	0.087	—	—	—
993	Simsen Int'l	0.019	0.02	0.017	-0.004	-17.39	40,740	0.031	0.017	—	—	—
244	Sincere Co	0.28	0.28	0.28	-0.005	-1.75	21	0.32	0.28	—	—	—
233	Sing Tao Holdings	0.98	—	—	—	—	—	1.00	0.94	—	—	—
716	Singamas Container	0.52	0.54	0.52	-0.03	-5.45	784	0.58	0.465	5.00	—	—
361	Sino Golf Holdings	0.50	0.50	0.50	+0.005	+1.01	290	0.52	0.425	1.87	14.00	0.07
1221	Sino Hotels	1.06	1.06	1.05	-0.03	-2.75	7	1.12	1.03	16.66	1.88	0.02
205	Sino InfoTech	0.145	0.153	0.127	-0.017	-10.49	1,790	0.181	0.127	—	—	—
83	Sino Land	3.00	3.025	2.95	—	—	1,929	3.325	2.90	22.33	1.33	0.04
250	Sino-i.com	0.045	0.046	0.044	-0.001	-2.17	10,990	0.062	0.044	11.25	—	—
1095	Sinocan Holdings	0.06	—	—	—	—	—	0.06	0.054	—	—	—
1168	Sinolink Holdings	0.52	0.53	0.50	-0.01	-1.89	1,853	0.59	0.50	*41.60	*5.25	*0.027
934	Sinopec Kantons	0.88	0.90	0.88	+0.01	+1.15	624	0.90	0.82	5.02	3.97	0.035
386	Sinopec Corporation	1.09	1.09	1.06	+0.04	+3.81	26,840	1.13	1.04	4.45	6.80	0.075
529	SiS Int'l	0.43	—	—	—	—	—	0.46	0.40	5.18	4.65	0.02
1129	Sky Hawk Computer	0.39	0.48	0.385	-0.065	-14.29	22,976	0.77	0.385	—	—	—
577	Skynet (Int'l Gp)	0.016	0.017	0.016	-0.001	-5.88	3,275	0.024	0.016	—	—	—
751	Skyworth Digital	0.415	0.43	0.41	—	—	4,496	0.52	0.395	—	12.04	0.05
315	‡ SmarTone Telecom	11.05	11.10	10.25	+0.80	+7.80	2,074	11.10	9.25	—	—	—
648	Softbank Inv Int'l	0.30	0.315	0.285	-0.01	-3.23	9,998	0.36	0.285	—	—	—
1166	Solartech Int'l	0.01	0.01	0.01	—	—	25,550	0.011	0.01	—	—	—
878	Soundwill Holdings	0.06	0.062	0.06	-0.002	-3.23	420	0.07	0.057	—	—	—
619	‡ South China Bro	0.096	0.098	0.096	-0.003	-3.03	1,068	0.122	0.096	19.59	10.62	0.01
265	‡ South China Holdings	0.50	—	—	-0.01	-1.96	—	0.58	0.39	—	*2.70	*0.014
175	‡ South China I&T	0.50	—	—	-0.04	-7.41	—	0.57	0.48	—	—	—
413	‡ South China Ind	0.249	—	—	—	—	—	0.265	0.249	71.14	—	—
726	South East Group	0.098	0.101	0.098	-0.007	-6.67	340	0.108	0.095	—	—	—
680	South Sea Holding	0.03	0.034	0.029	-0.004	-11.76	68,650	0.046	0.029	—	—	—
252	Southeast Asia Prop	1.85	—	—	—	—	—	1.85	1.85	16.81	2.16	0.04
1051	Star Bio-Tech	0.105	0.105	0.105	+0.002	+1.94	145	0.128	0.099	5.25	—	—
678	Star Cruises	3.60	—	—	—	—	—	3.60	2.85	—	—	—
198	Star East Holdings	0.12	0.12	0.12	—	—	500	0.13	0.11	—	—	—
597	Star East Pref	5.20	—	—	—	—	—	—	—	—	15.06	0.783
485	Starlight Int'l	0.066	—	—	—	—	160	0.063	0.05	—	6.06	0.004
403	Startlia Holdings	0.197	0.204	0.193	-0.003	-1.50	160	0.224	0.189	3.49	5.07	0.01
708	Start Technology	0.59	0.59	0.58	-0.01	-1.67	434	0.70	0.57	24.58	—	—
84	Stelux Holdings	0.133	—	—	—	—	—	0.16	0.12	2.24	—	—
409	Stone Electron	0.87	0.94	0.85	-0.05	-5.43	20,980	1.00	0.83	—	—	—
211	Styland Holdings	0.046	0.05	0.045	-0.003	-6.12	14,534	0.059	0.045	—	—	—
365	Sun East Tech	0.68	0.72	0.68	-0.03	-4.23	15,524	0.81	0.64	2.67	5.68	0.04
125	Sun Hing Vision xd	1.58	1.58	1.56	—	—	110	1.57	1.32	4.54	6.53	0.102
86	Sun Hung Kai Co	1.02	1.02	1.00	-0.03	-2.86	1,575	1.12	1.00	10.20	1.96	0.02
433	Sun Man Tai	0.325	0.34	0.32	-0.02	-5.80	14,135	0.40	0.32	23.21	—	—
307	Sun Tel Cyber	0.111	0.121	0.11	-0.007	-5.93	154,680	0.139	0.108	—	—	—
1063	SunCorp Technology	0.365	0.38	0.34	+0.01	+2.82	4,434	0.47	0.30	*0.26	—	—
866	‡ SUNDAY Comm	0.315	0.33	0.31	-0.015	-4.55	24,139	0.34	0.285	—	—	—
382	Sunlord Chemical Cp	0.40	0.425	0.38	-0.025	-5.88	18,550	0.485	0.37	7.01	1.87	0.008
58	Sunway Int'l	0.465	0.495	0.46	-0.02	-4.12	3,032	0.64	0.46	4.60	—	—
567	Suwa Int'l	0.30	—	—	-0.02	-6.25	—	0.35	0.22	—	—	—

Code	Share	Close	Yesterday High	Yesterday Low	Change	Chg %	V'000	Jan 2 to Jan 24 High	Jan 2 to Jan 24 Low	P/E	Yield	Div
82	Yanion Int'l	0.74	0.78	0.70	-0.04	-5.13	2,156	1.04	0.70	—	—	—
1171	Yanzhou Coal	2.575	2.60	2.475	+0.10	+4.04	8,790	2.675	2.40	9.49	2.99	0.077
700	Yaohan Int'l	Trading suspended since August 11, 1998										
406	Yau Lee Holdings	0.30	—	—	-0.02	-6.25	—	0.33	0.26	4.11	4.68	0.014
259	Yeebo (Int'l H)	0.248	—	—	—	—	—	0.255	0.246	30.75	—	—
290	Yew Sang Hong	1.33	1.33	1.12	+0.16	+13.68	90	1.58	0.82	4.75	—	—
375	YGM Trading	4.60	—	—	—	—	—	4.75	4.45	5.00	9.13	0.42
1104	‡ Ying Wing Holdings	Trading suspended since January 22, 2002										
408	Yip's Chemical	0.60	0.64	0.59	-0.04	-6.25	930	0.69	0.50	7.40	8.33	0.05
1033	Yizheng Chemical	1.05	1.05	1.00	+0.04	+3.96	26,652	1.05	0.94	5.39	7.94	0.083
193	Yoshiya Int'l	0.135	0.135	0.135	-0.001	-0.74	10	0.169	0.132	—	—	—
666	Yu Ming Investments	0.24	0.24	0.24	-0.005	-2.04	20	0.26	0.24	—	18.68	0.04
629	Yue Da Holdings	0.86	0.86	0.83	—	—	243	0.91	0.83	—	—	—
965	Yue Fung Int'l	0.043	—	—	—	—	374	0.051	0.042	0.81	—	—
551	Yue Yuen Industrial	18.55	18.60	17.60	+1.10	+6.30	856	18.60	14.50	8.00	5.12	0.95
613	Yugang Int'l	0.07	0.07	0.069	-0.003	-4.11	2,546	0.084	0.069	—	—	—
455	Yunnan Enterprises	0.73	0.80	0.72	-0.01	-1.35	2,610	0.81	0.68	40.55	—	—
Z												
576	Zhejiang Express	1.90	1.91	1.88	+0.01	+0.53	5,742	1.99	1.81	14.03	4.98	0.094
1128	Zhenhai Refinery	1.58	1.59	1.52	+0.06	+3.95	4,948	1.59	1.40	10.05	3.67	0.057
739	Zhenjiang Glass	2.625	2.70	2.60	-0.075	-2.78	632	3.10	2.60	—	—	—
1064	Zhong Hua Int'l	0.32	0.33	0.31	—	—	1,350	0.38	0.31	*94.11	*1.37	*0.004
909	Zhongda Int'l	0.54	0.55	0.53	-0.01	-1.82	856	0.61	0.50	—	—	—
908	Zhu Kuan Dev	0.41	0.41	0.40	—	—	130	0.43	0.39	8.74	—	—
859	Zida Computer	0.43	—	—	—	—	200	0.455	0.34	—	26.74	0.115

GROWTH ENTERPRISE MARKET

Code	Share	Close	Yesterday High	Yesterday Low	Change	Chg %	V'000	Jan 2 to Jan 24 High	Jan 2 to Jan 24 Low	P/E	Yield	Div
8036	36.com Holdings	0.018	0.018	0.018	-0.001	-5.26	1,300	0.026	0.017	—	—	—
8131	abc Multiactive	0.242	—	—	-0.008	-3.20	—	—	—	—	—	—
8061	AcrossAsia Multimedia	0.425	—	—	—	—	—	0.425	0.30	—	—	—
8025	AIR Holdings	0.08	—	—	—	—	—	0.115	0.08	—	—	—
8179	AKuP Int'l	0.28	0.28	0.275	+0.01	+3.70	640	0.70	0.27	—	—	—
8112	Angels Tran Tech	1.23	1.23	1.22	+0.01	+0.82	236	1.42	1.14	—	—	—
8097	Arcontech Corp	0.89	0.89	0.87	—	—	316	0.98	0.86	5.81	1.68	0.015
8022	Argos Ent	0.29	0.29	0.29	-0.02	-6.45	300	0.335	0.265	—	—	—
8095	Beida Jade Bird	1.55	1.58	1.50	—	—	785	1.66	1.44	44.03	0.29	0.005
8117	BillyBala	0.365	0.375	0.365	-0.005	-1.35	600	0.405	0.365	—	—	—
8158	BM Intelligence	0.236	0.236	0.236	+0.001	+0.43	110	0.255	0.22	—	4.23	0.01
8157	Capinfo	0.455	0.485	0.45	-0.025	-5.21	21,920	0.58	0.435	—	—	—
8066	Cardlink Technology	0.59	0.59	0.57	+0.01	+1.72	1,755	0.71	0.51	—	—	—
8122	CASH Financial Ser	0.043	0.046	0.043	-0.002	-4.44	1,850	0.083	0.042	—	—	—
8135	Chengdu Top Sci-Tech	1.13	1.13	1.10	+0.03	+2.73	650	1.30	1.10	—	—	—
8016	China Datacast	2.40	—	—	—	—	—	2.40	2.40	—	—	—
8120	China Medical Sci	0.40	—	—	—	—	4	0.46	0.40	6.01	—	—
8162	Codebank	0.118	0.136	0.103	-0.017	-12.59	16,164	0.26	0.103	—	—	—
8081	Computech Holdings	0.43	0.435	0.40	-0.01	-2.27	1,104	0.56	0.40	215.00	—	—
8052	CR Asia	2.70	2.725	2.70	—	—	1,186	2.725	2.65	27.55	—	—
8017	CyberM Int'l (Hold)	0.30	—	—	—	—	—	—	—	—	—	—
8007	DigitalHongkong	0.34	—	—	-0.01	-2.86	—	—	—	—	—	—
8030	DigiTel Group	0.199	—	—	—	—	—	0.227	0.199	68.33	—	—
8071	‡ E-silkroad Holdings	0.037	0.038	0.038	+0.001	+2.78	104	0.05	0.032	—	—	—
8169	Eco-Tek Holdings	0.62	0.62	0.61	—	—	3,730	0.68	0.61	31.31	—	—
8078	EEG	0.89	—	—	-0.01	-1.11	—	0.90	0.90	—	—	—
8086	ePRO	0.10	0.10	0.10	—	—	80	0.115	0.10	—	—	—
8043	Era Info&Enter	0.60	—	—	-0.03	-4.76	—	0.72	0.45	—	—	—
8151	Essex Bio-Tech	0.40	0.40	0.40	+0.01	+2.56	120	0.44	0.38	—	—	—
8019	Everpride Phar	0.28	0.30	0.28	-0.02	-6.67	265	0.37	0.28	—	—	—
8090	EVI Education Asia	0.15	—	—	—	—	—	0.15	0.15	—	—	—
8048	Excel Tech Int'l	0.435	0.45	0.435	-0.015	-3.33	200	0.50	0.435	—	—	—
8012	Far East Polychem	2.35	2.40	2.35	+0.025	+1.08	232	2.525	2.225	4.29	11.91	0.28
8150	Fast System Tech	0.249	0.249	0.249	-0.001	-0.40	1,510	0.29	0.238	—	—	—
8110	First Mobile Group	0.90	0.90	0.84	+0.02	+2.27	10,180	0.90	0.65	9.09	—	—
8050	FlexSystem	0.28	—	—	—	—	—	0.28	0.26	7.84	10.71	0.03
8040	‡ Fortune Telecom	0.34	—	—	—	—	—	0.415	0.34	5.66	2.94	0.01
8159	Glory Mark Hi-Tech	0.32	0.365	0.30	-0.04	-11.11	13,460	0.62	0.30	—	—	—
8180	Golden Meditech	1.37	1.39	1.30	+0.03	+2.24	3,908	1.61	0.98	—	—	—
8059	Goldigit Atom	0.37	0.37	0.35	+0.025	+7.25	3,544	0.46	0.33	—	—	—
8152	GP NanoTechnology	0.58	0.59	0.58	-0.01	-1.69	1,225	0.67	0.58	—	—	—
8108	Grandmass Enterprise	0.053	0.055	0.04	-0.002	-3.64	2,108	0.068	0.04	—	—	—
8032	GreaterChina Tech	0.285	0.285	0.28	+0.005	+1.79	1,493	0.30	0.154	—	—	—
8056	Greencool Tech	1.26	1.42	1.21	-0.15	-10.64	13,266	2.15	1.21	4.38	11.90	0.15
8023	Henderson Cyber	0.65	—	—	—	—	—	0.74	0.56	—	—	—
8118	HKCyber.com	0.012	0.013	0.012	—	—	9,000	0.016	0.01	—	—	—
8006	hongkong.com	0.35	0.37	0.34	-0.015	-4.11	3,932	0.455	0.315	3.12	—	—
8047	IA Int'l Holdings	0.42	—	—	—	—	—	0.46	0.43	—	—	—
8101	‡ iAsia Technology	0.58	—	—	—	—	—	0.60	0.43	—	—	—
8004	ICN Holdings	0.47	—	—	-0.01	-2.08	—	0.63	0.41	—	—	—
8128	IIN Int'l	0.48	0.52	0.47	-0.03	-5.88	10,920	0.55	0.36	8.00	—	—
8107	‡ iLink Holdings	0.09	—	—	—	—	—	—	—	—	—	—
8009	‡ iMerchants	0.203	—	—	-0.001	-0.49	—	0.216	0.188	—	—	—
8082	Info Comm Holdings	0.65	0.65	0.65	-0.01	-1.52	100	0.70	0.52	—	—	—
8077	Infoserve Tech	1.06	1.22	1.05	-0.08	-7.02	205	1.63	0.83	—	—	—
8041	Intcera High Tech	0.26	0.29	0.26	-0.03	-10.34	266	0.36	0.25	—	—	—
8100	Inworld Group	0.35	0.405	0.35	-0.05	-12.50	8,040	0.465	0.325	—	—	—
8080	‡ iSteelAsia.com	0.188	—	—	—	—	—	0.197	0.19	—	—	—
8092	ITE Holdings	0.255	0.26	0.255	-0.005	-1.92	1,924	0.295	0.191	12.75	—	—
8137	Jessica	0.59	0.60	0.53	+0.04	+7.27	672	0.63	0.27	—	—	—
8165	Jian ePayment	1.24	1.26	1.21	—	—	2,090	1.33	0.98	—	—	—
8045	Jiangsu Nandasoft	0.83	0.80	0.77	+0.03	+3.75	504	0.89	0.73	—	—	—
8049	Jilin Changlong	0.75	0.75	0.73	—	—	836	0.85	0.72	—	—	—
8133	Kingdee Int'l	1.82	1.90	1.82	-0.05	-2.67	482	2.175	1.82	—	—	—
8029	L.P.Lammas Int'l	0.065	—	—	—	—	—	0.065	0.065	—	—	—
8153	M21 Technology	0.72	—	—	—	—	—	0.74	0.72	—	—	—
8160	MediaNation	2.20	2.55	2.125	—	—	25,670	2.55	2.125	—	—	—
8186	Medical China	0.96	0.96	0.92	+0.03	+3.23	54,980	0.97	0.51	—	—	—
8070	MRC Holdings	0.17	—	—	+0.01	+6.25	—	0.14	0.114	—	—	—
8188	Mudan Automobile	0.97	0.97	0.96	—	—	30	1.10	0.95	—	—	—

Code	Share	Close	High	Low	Change	Chg %	Volume	High	Low	P/E	Yield	Div
70	Mandarin Resources	0.095	0.10	0.095	-0.005	-5.00	14,820	0.149	0.085	—	—	—
547	Mansion Holdings	0.048	0.052	0.048	-0.004	-7.69	2,224	0.065	0.047	—	—	—
376	Mansion House	0.145	0.145	0.137	—	—	70	0.17	0.125	—	—	—
945	Manulife Financial	209.00	205.00	203.00	—	—	8	208.00	202.00	*22.13	*0.77	*1.572
6	Mascotte Holdings	0.25	—	—	—	—	—	0.25	0.25	—	8.00	0.02
105	Matrix Holdings	0.95	—	—	—	—	—	0.98	0.91	0.55	—	—
331	Medtech Group	0.023	—	—	-0.003	-11.54	—	0.03	0.021	2.09	—	—
291	Mei Ah Entertainment	0.425	0.425	0.415	-0.005	-1.16	1,140	0.44	0.41	265.62	—	—
158	Melbourne Enterprise	24.15	24.10	24.10	-0.15	-0.62	4	24.70	24.10	17.95	5.38	1.30
200	Melco Int'l	1.35	1.35	1.35	-0.04	-2.88	10	1.60	1.35	—	—	—
1172	Midas Printing	0.197	—	—	-0.001	-0.51	—	0.205	0.18	2.23	—	—
1200	Midland Realty	0.68	0.68	0.67	+0.01	+1.49	699	0.72	0.67	7.55	3.67	0.025
260	Millennium Group	0.093	—	—	—	—	28	0.121	0.08	—	—	—
724	Millennium Sense	0.151	—	—	-0.008	-5.03	—	0.175	0.12	—	—	—
272	Min Xin Holdings	0.75	—	—	—	—	1	0.86	0.73	—	—	—
685	Ming Pao Enterprise	1.56	—	—	-0.07	-4.29	—	1.63	1.63	8.55	*5.76	*0.09
1179	Mirabell Int'l	0.71	0.71	0.71	-0.01	-1.39	60	0.75	0.65	3.60	6.62	0.047
71	Miramar Hotel	5.50	—	—	—	—	—	5.80	5.50	17.13	5.81	0.32
1213	Mobicon Group	0.96	0.97	0.96	-0.01	-1.03	100	1.00	0.92	4.00	2.60	0.025
389	Moulin Int'l	0.61	0.61	0.60	-0.01	-1.61	3,000	0.65	0.58	6.12	3.93	0.024
66	MTR Corporation	10.25	10.30	10.15	+0.10	+0.99	2,131	10.45	9.95	12.65	2.34	0.24
542	MUI Hong Kong	0.09	0.096	0.09	+0.002	+2.27	32	0.096	0.072	—	—	—
898	Multifield Int'l	0.35	0.35	0.35	+0.005	+1.45	200	0.405	0.30	—	*1.14	*0.004
N												
1176	Nam Fong Int'l	0.09	—	—	-0.008	-8.16	4	0.10	0.09	—	—	—
988	Nam Hing Holdings	0.203	0.212	0.203	-0.001	-0.49	198	0.229	0.19	6.85	9.85	0.02
653	Nanjing Panda	3.075	3.10	3.00	+0.075	+2.50	3,248	3.375	2.90	12.09	—	—
212	Nanyang Holdings	4.80	4.90	4.80	-0.20	-4.00	17	4.90	4.80	—	2.08	0.10
213	National Electronics	0.108	0.11	0.108	-0.001	-0.92	251	0.12	0.108	—	4.63	0.005
563	Neo-Tech Global-new	0.127	0.127	0.118	+0.004	+3.25	515	0.168	0.116	—	—	—
2909	Neo-Tech Global-old	0.125	—	—	—	—	—	0.168	0.125	—	—	—
49	New Asia Realty	2.00	2.025	1.99	—	—	340	2.025	1.96	17.09	3.50	0.07
234	New Century Group	0.265	0.265	0.265	-0.005	-1.85	5	0.31	0.265	—	—	—
377	New Island	0.58	—	—	—	—	—	—	—	6.98	4.31	0.025
342	New Ocean Energy	0.073	0.08	0.07	+0.001	+1.39	14,018	0.085	0.068	—	—	—
456	New Rank City	0.65	0.65	0.61	+0.02	+3.17	960	0.85	0.50	—	—	—
690	New Spring Holdings	1.04	1.06	1.04	+0.02	+1.96	1,050	1.07	1.01	—	—	—
917	New World China	2.40	2.40	2.30	+0.075	+3.23	3,287	2.65	2.275	16.98	—	—
276	‡ New World Cyber	0.075	0.081	0.072	+0.001	+1.35	9,460	0.09	0.072	—	—	—
17	‡ New World Dev	6.60	6.70	6.60	-0.05	-0.75	3,442	7.45	6.60	66.00	3.03	0.20
301	‡ New World Infra	2.80	2.85	2.775	-0.05	-1.75	2,580	3.25	2.775	—	—	—
282	Next Media	1.45	1.50	1.45	-0.05	-3.33	729	1.64	1.01	—	—	—
1047	Ngai Hing Hong	0.237	—	—	—	—	—	0.31	0.23	4.47	6.32	0.015
332	‡ Ngai Lik Industrial	3.425	3.425	3.40	-0.025	-0.72	54	3.45	3.20	14.27	2.62	0.09
660	Nority Int'l	0.95	—	—	—	—	—	—	—	—	3.15	0.03
42	Northeast Electrical	0.241	0.32	0.241	-0.084	-25.85	9,376	0.415	0.241	—	—	—
736	Northern Int'l	0.018	0.018	0.017	—	—	7,700	0.024	0.017	—	—	—
O												
94	O2 New Technology	0.045	0.045	0.042	—	—	2,650	0.059	0.04	—	—	—
1220	Ocean Grand	0.091	0.094	0.088	-0.003	-3.19	4,422	0.108	0.088	3.50	2.19	0.002
764	Ocean Shores	3.40	3.475	3.375	-0.10	-2.86	936	3.55	2.975	*40.96	—	—
230	Onfem Holdings	0.27	0.27	0.27	-0.01	-3.57	10	0.315	0.27	18.00	—	—
316	OOIL	3.50	—	—	—	—	—	3.55	3.375	2.07	8.91	0.312
615	Orient Power	0.295	0.30	0.295	-0.005	-1.67	248	0.335	0.28	1.75	8.47	0.025
467	Orient Resources	0.138	—	—	-0.002	-1.43	—	0.149	0.142	—	—	—
430	Oriental Explorer	0.056	—	—	—	—	—	0.065	0.053	—	—	—
1208	Oriental Metals	0.234	0.24	0.233	-0.006	-2.50	1,131	0.27	0.233	—	—	—
18	Oriental Press	1.04	1.07	1.03	-0.02	-1.89	8,004	1.13	0.95	9.28	8.65	0.09
1182	Oriental Union	0.64	0.64	0.64	—	—	2,200	0.69	0.61	—	—	—
398	Oriental Watch	0.88	0.88	0.87	—	—	368	0.91	0.86	2.49	9.65	0.085
655	OSK Asia Corp	0.25	0.25	0.25	—	—	290	0.30	0.25	4.16	6.00	0.015
220	Oxford Properties	16.30	—	—	—	—	—	17.50	11.90	34.10	1.96	0.32
P												
1174	Pacific Andes	0.58	0.59	0.57	-0.02	-3.33	394	0.62	0.47	6.74	5.17	0.03
65	Pacific Century Ins	1.98	2.05	1.97	-0.045	-2.22	2,977	2.425	1.96	*10.80	—	—
166	Pacific Challenge	0.32	—	—	—	—	—	0.35	0.32	8.00	4.68	0.015
438	Pacific Concord	0.62	0.65	0.62	-0.02	-3.13	11,565	0.69	0.61	14.76	—	—
767	Pacific Plywood	0.043	0.043	0.034	+0.003	+7.50	770	0.047	0.034	—	—	—
659	‡ Pacific Ports	0.385	0.40	0.385	-0.01	-2.53	1,100	0.47	0.385	5.57	—	—
1010	PacMOS Technologies	0.70	—	—	—	—	—	0.70	0.70	56.91	—	—
239	Pak Fah Yeow	1.30	—	—	—	—	—	1.30	1.25	7.10	6.92	0.09
2668	Pak Tak Int'l	0.83	—	—	—	—	—	0.86	0.77	—	—	—
495	Paladin	0.09	—	—	—	—	—	0.098	0.089	—	—	—
617	Paliburg Holdings	0.129	—	—	-0.001	-0.77	1	0.137	0.125	—	—	—
498	Paul Y-ITC Const	0.26	0.275	0.25	-0.02	-7.14	2,240	0.355	0.25	—	7.69	0.02
8	PCCW	2.025	2.075	2.025	-0.025	-1.22	47,729	2.40	2.025	—	—	—
304	Peace Mark	0.031	0.032	0.031	—	—	14,336	0.036	0.03	3.22	—	—
925	Peaktop Int'l	0.35	—	—	-0.015	-4.11	—	0.39	0.36	*3.30	—	—
988	Pearl Oriental	0.042	0.044	0.042	-0.003	-6.67	11,202	0.049	0.035	—	—	—
1187	Pearl River Tyre	0.63	—	—	—	—	—	—	—	—	—	—
676	‡ Pegasus Int'l	0.77	—	—	—	—	—	0.80	0.75	4.48	3.24	0.025
761	Peking Apparel	0.33	—	—	—	—	—	0.405	0.285	—	—	—
725	Perennial Int'l	0.31	0.31	0.31	-0.02	-6.06	44	0.33	0.31	12.91	3.22	0.01
765	Perfectech Int'l	0.64	0.64	0.64	+0.01	+1.59	150	0.72	0.63	6.45	9.37	0.06
857	PetroChina	1.40	1.41	1.38	+0.01	+0.72	41,880	1.45	1.37	4.64	10.15	0.142
752	Pico Far East	0.61	—	—	-0.01	-1.61	—	0.64	0.53	6.56	5.73	0.035
224	Pioneer Global Group	0.28	0.26	0.25	—	—	500	0.295	0.247	868.66	—	—
635	Playmates Interactive	0.29	0.30	0.285	+0.005	+1.75	392	0.34	0.26	1.70	3.44	0.01
225	Pokfulam Dev	2.00	—	—	—	—	—	2.00	1.88	13.79	4.00	0.08
283	Poly Inv Holdings	0.265	0.265	0.26	+0.005	+1.92	400	0.305	0.25	—	—	—
164	Premium Land	0.92	1.01	0.86	-0.10	-9.80	1,976	1.30	0.86	—	—	—
75	Prestige Properties	0.32	0.32	0.32	-0.01	-3.03	10	0.375	0.31	—	6.25	0.02
998	Pricerite Group	0.31	0.31	0.285	+0.02	+6.90	56,686	0.31	0.195	*23.84	—	—
721	Prime Inv Holdings	0.68	—	—	—	—	—	0.73	0.73	—	—	—
210	Prime Success	0.16	0.16	0.16	—	—	100	0.175	0.16	—	—	—
979	‡ Prosper eVision	0.106	0.109	0.103	-0.003	-2.75	18,986	0.131	0.103	—	—	—
334	Proview Int'l	0.405	0.42	0.375	+0.01	+2.53	3,032	0.42	0.32	98.78	—	—
Q												
1122	Qingling Motors	1.31	1.32	1.19	+0.11	+9.17	33,848	1.32	1.07	5.34	7.19	0.094
243	‡ QPL Int'l	2.775	2.95	2.70	-0.10	-3.48	12,846	3.325	2.70	1.91	—	—
1224	Qualipak Int'l	0.50	—	—	—	—	—	0.53	0.46	20.00	1.00	0.005
735	Quality Food	0.085	0.085	0.078	+0.004	+4.94	2,208	0.132	0.059	—	—	—
593	‡ Quality Health	0.218	0.218	0.217	-0.008	-3.54	670	0.237	0.188	—	22.93	0.05
952	QUAM	0.036	0.036	0.034	+0.001	+2.86	5,080	0.042	0.034	—	—	—
R												
229	Raymond Industrial	0.67	0.68	0.67	+0.01	+1.52	110	0.70	0.64	4.89	11.94	0.08
566	RBI Holdings	1.60	—	—	—	—	—	1.64	1.32	*6.61	*8.50	*0.136
77	Realty Dev Corp	2.05	2.05	2.05	+0.05	+2.50	15	2.05	1.98	37.96	4.39	0.09
58	Sunway Int'l	0.465	0.495	0.46	-0.02	-4.12	3,032	0.64	0.46	4.60	—	—
567	Suwa Int'l	0.30	—	—	-0.02	-6.25	—	0.35	0.22	—	—	—
188	SW Kingsway Capital	1.31	1.32	1.27	+0.03	+2.34	20,750	1.45	1.26	6.32	2.29	0.03
663	Swank Int'l Mfg	Trading suspended since January 10, 2002										
19	Swire Pacific 'A'	42.70	42.90	42.10	+0.30	+0.71	868	44.70	40.50	17.03	2.62	1.12
87	Swire Pacific 'B'	5.60	5.65	5.55	—	—	1,398	5.90	5.35	11.17	4.00	0.224
1223	Symphony Holdings	1.58	1.60	1.56	-0.03	-1.86	304	1.65	1.40	*8.55	*7.91	*0.125
T												
611	Tack Hsin Holdings	1.80	—	—	—	—	—	—	—	—	—	—
88	Tai Cheung Holdings	1.10	1.10	1.08	—	—	111	1.14	1.07	—	1.81	0.02
665	Tai Fook Securities	1.28	1.29	1.27	+0.01	+0.79	450	1.29	1.04	5.70	2.34	0.03
146	Tai Ping Carpet	1.55	—	—	—	—	—	—	—	*6.59	*1.29	*0.02
89	Tai Sang Land	1.75	1.75	1.73	+0.02	+1.16	111	1.76	1.70	5.89	9.71	0.17
1228	Tak Shun Tech	0.87	0.90	0.87	-0.01	-1.14	1,588	0.90	0.83	—	—	—
126	Tak Sing Alliance	0.25	0.25	0.242	—	—	330	0.27	0.242	6.75	8.00	0.02
918	Takson Holdings	1.49	1.53	1.47	-0.02	-1.32	8,820	1.53	1.30	—	—	—
693	Tan Chong Int'l	1.18	1.18	1.18	—	—	1,572	1.24	1.14	4.87	3.81	0.045
1138	TCC Int'l Holdings	0.99	1.00	0.97	-0.01	-1.00	738	1.05	0.97	6.92	6.06	0.06
1070	‡ TCL Int'l Holdings	1.42	1.43	1.40	-0.04	-2.74	10,212	1.58	1.29	7.98	2.46	0.035
673	TechCap Holdings	Trading suspended since January 17, 2002										
61	Technology Venture	0.70	0.76	0.69	-0.03	-4.11	4,105	0.86	0.64	12.72	0.70	0.005
669	‡ Techtronic Industries	4.10	4.25	4.05	-0.05	-1.20	2,396	4.75	3.10	12.05	2.43	0.10
1013	Telecom Plus	0.41	0.42	0.405	-0.005	-1.20	4,278	0.46	0.40	1.02	—	—
421	Temfat Hing Fung Prnf	Trading suspended since December 24, 2001										
661	Temfat Hingfung	Trading suspended since December 24, 2001										
93	Termbray Industries	0.415	—	—	—	—	—	0.495	0.415	69.16	—	—
277	Tern Properties	1.13	—	—	—	—	—	—	—	*24.04	2.21	0.025
321	Texwinca Holdings	3.90	4.025	3.85	—	—	2,488	4.025	3.525	10.74	3.84	0.15
990	Theme Int'l	0.084	0.084	0.084	-0.001	-1.18	2	0.098	0.068	—	—	—
28	Tian An China	0.167	0.168	0.166	+0.001	+0.60	4,780	0.181	0.165	11.92	—	—
266	Tian Teck Land	1.70	—	—	—	—	—	1.70	1.60	10.82	8.23	0.14
1065	Tianjin Capital	1.51	1.55	1.50	-0.02	-1.31	522	1.64	1.45	12.15	—	—
882	Tianjin Development	2.075	2.075	2.05	+0.025	+1.22	780	2.25	1.93	8.26	3.12	0.065
322	Tingyi	1.30	1.31	1.30	-0.01	-0.76	866	1.35	1.27	23.25	3.23	0.042
760	Tomorrow Int'l	0.155	0.159	0.15	-0.002	-1.27	4,216	0.168	0.132	*3.31	—	—
258	Tomson Group	0.83	0.86	0.83	-0.01	-1.19	596	0.94	0.80	9.02	—	—
698	Tongda Group	0.111	—	—	-0.004	-3.48	—	0.12	0.115	*4.02	*7.20	*0.008
978	Tonic Ind Holdings	0.32	—	—	—	—	—	0.34	0.27	16.00	4.68	0.015
333	Top Form Int'l	0.189	0.189	0.182	-0.001	-0.53	394	0.206	0.178	3.90	—	—
268	Top Glory Int'l	0.465	0.47	0.465	—	—	1,952	0.52	0.46	19.37	—	—
903	TPV Technology	3.275	3.40	3.25	+0.05	+1.55	2,074	3.625	2.425	15.16	1.66	0.055
2800	‡ Tracker Fund	10.80	10.95	10.70	—	—	3,543	12.00	10.70	—	—	—
1207	Trans-Ocean I&T	0.97	1.00	0.96	-0.02	-2.02	1,236	1.05	0.85	16.72	1.23	0.012
696	TravelSky Technology	6.15	6.20	6.10	—	—	356	6.40	5.85	14.90	—	—
458	Tristate Holdings	1.95	—	—	—	—	—	—	—	4.55	8.20	0.16
732	Truly Int'l	2.60	2.925	2.60	-0.275	-9.57	50	2.925	2.10	13.97	3.84	0.10
417	Tse Sui Luen	0.08	—	—	-0.008	-9.09	—	0.09	0.088	—	—	—
168	Tsingtao Brewery	2.30	2.30	2.275	-0.025	-1.08	444	2.40	1.98	35.93	4.03	0.093
247	TST Properties	6.55	—	—	—	—	—	6.55	6.45	205.32	0.45	0.03
518	Tungtex (Holdings)	1.77	1.79	1.74	—	—	372	1.83	1.53	5.16	11.58	0.205
511	TVB	34.00	34.20	33.00	+0.90	+2.72	236	36.60	31.60	19.24	2.79	0.95
687	Tysan Holdings	0.185	—	—	—	—	—	0.185	0.173	—	—	—
U												
91	U-Cyber Tech	0.425	0.44	0.42	-0.005	-1.16	3,912	0.52	0.41	—	—	—
627	U-Right Int'l	0.38	0.39	0.375	-0.005	-1.30	11,624	0.415	0.375	*6.35	*3.47	*0.013
768	UBA Investments	0.131	—	—	—	—	—	—	—	—	—	—
620	UDL Holdings	0.067	—	—	—	—	—	0.067	0.06	8.07	—	—
176	United Pacific Ind	0.45	—	—	—	—	—	0.60	0.44	2.84	28.88	0.13
674	United Power	0.32	0.325	0.305	-0.01	-3.03	3,400	0.365	0.215	—	—	—
913	Unity Inv Holdings	0.73	0.73	0.73	—	—	18	0.74	0.70	11.77	1.37	0.01
419	Universal Appliances	0.057	0.06	0.056	-0.003	-5.00	1,681	0.068	0.055	—	—	—
1046	Universe Int'l	0.61	0.61	0.60	—	—	370	0.71	0.58	14.38	0.49	0.003
335	Upbest Group	1.44	—	—	—	—	42	1.47	1.43	8.23	7.98	0.115
369	USI Holdings	0.76	—	—	—	—	—	0.78	0.68	—	—	—
V												
1001	‡ Van Shung Chong	0.99	1.00	0.99	-0.01	-1.00	140	1.22	0.97	1.13	26.26	0.26
757	Vanda Systems	0.91	0.93	0.90	-0.02	-2.15	1,276	1.04	0.90	—	—	—
15	Vantage Int'l (Hold)	1.95	1.95	1.95	-0.05	-2.50	124	2.05	1.78	*10.37	*2.76	*0.054
710	Varitronix Int'l	5.35	5.55	5.30	—	—	4,192	5.95	5.10	7.75	4.57	0.245
1173	Veeko Int'l	0.08	—	—	—	—	—	0.08	0.065	3.25	4.62	0.004
539	Victory City	0.45	0.59	0.43	-0.12	-21.05	2,367	0.65	0.38	4.78	—	—
1139	Victory Group	0.10	0.103	0.099	—	—	320	0.12	0.099	—	—	—
535	Vision Century	0.68	0.68	0.62	-0.01	-1.45	270	0.76	0.62	—	—	—
922	Vision Tech Int'l	0.145	0.15	0.147	-0.011	-7.05	456	0.19	0.113	—	20.69	0.03
345	Vitasoy Int'l xd	1.24	1.24	1.24	—	—	306	1.30	1.23	9.39	6.37	0.079
303	‡ VTech Holdings	7.85	8.10	7.20	+0.70	+9.79	5,554	8.10	5.20	—	—	—
W												
278	Wah Ha Realty	0.60	0.60	0.60	—	—	34	0.60	0.55	206.89	4.66	0.028
1215	Wah Lee Resources	0.047	0.05	0.047	-0.001	-2.08	91,980	0.053	0.040	—	—	—
159	Wah Nam Group	Trading suspended since July 20, 2000										
297	Wah Tak Fung	0.65	0.69	0.64	-0.03	-4.41	27,478	0.80	0.55	—	—	—
610	Wai Kee Holdings	0.395	0.415	0.395	-0.005	-1.25	1,750	0.435	0.395	1.68	—	—
1222	Wang On Group	0.056	0.07	0.055	-0.012	-17.65	198,483	0.122	0.055	—	—	—
39	Wealthmark Int'l	1.01	1.01	1.01	—	—	150	1.01	1.00	4.92	2.47	0.025
491	Wellback Holdings	0.095	0.112	0.088	-0.015	-13.64	604,310	0.113	0.056	—	—	—
24	WellNet Holdings	0.76	0.77	0.73	+0.02	+2.70	16,434	0.80	0.58	63.33	—	—
4	Wharf (Holdings)	17.10	17.30	16.90	—	—	2,069	19.30	16.90	16.86	4.56	0.78
20	Wheelock and Co	6.20	6.25	6.10	—	—	850	6.90	5.95	24.40	1.21	0.075
287	Winfair Investment	2.70	—	—	—	—	—	—	—	—	3.70	0.10
63	Winfoong Int'l	0.17	0.171	0.17	-0.003	-1.73	115	0.186	0.166	—	—	—
302	‡ Wing Hang Bank	24.25	24.25	24.05	+0.15	+0.62	245	25.70	24.00	7.89	5.03	1.22
876	Wing Lee Holdings	0.69	0.80	0.69	-0.06	-8.00	178	1.03	0.60	—	—	—
96	‡ Wing Lung Bank	28.30	28.35	28.20	+0.05	+0.18	45	30.00	28.20	6.50	5.54	1.57
289	Wing On Co	2.85	—	—	—	—	—	2.925	2.85	16.78	4.56	0.13
570	Wing Shan Int'l	0.32	0.32	0.32	-0.02	-5.88	390	0.35	0.315	—	—	—
85	Winsan (China)	0.157	0.155	0.15	+0.003	+1.95	200	0.16	0.148	—	—	—
98	Winsor Industrial xa	2.00	2.20	2.00	-0.25	-11.11	10	3.10	2.00	12.57	36.50	0.73
1036	Winsor Properties xd	2.70	2.70	2.70	—	—	40	2.75	2.65	13.50	—	—
510	Winton Holdings	0.53	0.54	0.52	-0.01	-1.85	972	0.58	0.40	3.95	13.20	0.07
261	Wireless InterNet	Trading suspended since February 12, 2001										
532	WKK Int'l	0.30	0.30	0.30	-0.005	-1.64	90	0.305	0.265	1.47	10.00	0.03
720	Wo Kee Hong	0.064	0.05	0.05	-0.005	-7.25	50	0.065	0.05	—	—	—
99	Wong's Int'l	3.225	3.225	3.20	—	—	1,756	3.325	2.90	1.81	4.65	0.15
651	Wonson Int'l	0.034	0.04	0.033	+0.002	+6.25	9,850	0.04	0.031	—	—	—
713	World Houseware	0.153	0.146	0.145	+0.006	+4.08	230	0.16	0.14	5.46	6.53	0.01
380	World Trade Bun Kee	1.95	—	—	-0.05	-2.50	—	2.10	1.90	7.73	2.05	0.04
Y												
294	Yangtzekiang	1.20	—	—	—	—	—	1.20	1.19	3.58	10.00	0.12
8070	MRC Holdings	0.17	—	—	+0.01	+6.25	—	0.14	0.114	—	—	—
8188	Mudan Automobile	0.97	0.97	0.96	—	—	30	1.10	0.95	—	—	—
8116	Neolink Cyber Tech	0.345	0.345	0.31	+0.005	+1.47	75	0.37	0.31	—	—	—
8073	Panda-Recruit	0.031	—	—	—	—	—	0.038	0.031	—	—	—
8132	Panva Gas	1.53	1.53	1.52	—	—	608	1.66	1.48	—	—	—
8002	‡ Phoenix TV	1.00	1.01	0.98	-0.01	-0.99	2,178	1.08	0.98	90.90	—	—
8013	Pine Technology	0.245	0.25	0.238	-0.003	-1.21	2,326	0.28	0.238	1.96	63.67	0.156
8089	‡ Proactive Tech	0.192	—	—	—	—	—	0.27	0.192	—	—	—
8139	Prosperity Int'l	0.115	—	—	+0.003	+2.68	—	0.116	0.085	—	—	—
8026	‡ Prosten Tech	0.275	0.255	0.255	-0.005	-1.79	40	0.29	0.255	10.18	9.09	0.025
8055	ProSticks Int'l	0.189	—	—	-0.001	-0.53	—	0.208	0.171	—	—	—
8129	Q9 Technology	0.19	—	—	—	—	—	0.225	0.158	—	—	—
8015	Qianlong Tech	0.75	—	—	—	—	—	0.85	0.70	33.78	2.61	0.02
8079	Rainbow Int'l	0.70	0.70	0.63	+0.06	+9.38	6,626	0.70	0.58	—	—	—
8127	Riverhill Holdings	0.395	0.40	0.40	+0.01	+2.60	400	0.47	0.375	—	—	—
8075	Rojam Entertainment	0.19	0.19	0.19	+0.002	+1.06	16	0.194	0.15	7.91	—	—
8102	Shanghai Fudan	1.23	1.23	1.18	—	—	832	1.47	1.18	292.85	—	—
8018	SIIC Medtech	1.68	1.68	1.67	+0.01	+0.60	202	1.79	1.65	14.35	1.78	0.03
8076	Sing Lee Software	0.70	—	—	—	—	—	0.73	0.67	—	—	—
8027	Sino Biopharm	2.20	—	—	—	—	—	2.35	2.10	12.36	2.27	0.05
8115	Sinotronics Holdings	0.80	0.80	0.80	—	—	32	0.84	0.77	—	—	—
8068	Sinotech Digital	0.017	0.017	0.015	—	—	2,770	0.024	0.015	6.29	—	—
8111	Soluteck Holdings	0.185	—	—	—	—	—	0.20	0.165	3.13	—	—
8010	STAREASTnet.com	0.064	—	—	-0.001	-1.54	60	0.116	0.061	—	—	—
8123	Stockmartnet Holdings	0.28	0.29	0.28	+0.005	+1.82	3,252	0.40	0.265	—	—	—
8008	‡ Sunevision Holdings	1.71	1.81	1.69	-0.08	-4.47	1,739	2.075	1.60	—	—	—
8083	SYSCAN Technology	0.177	0.177	0.173	+0.004	+2.31	800	0.198	0.158	—	—	—
8103	Systek Info Tech	0.095	—	—	—	—	—	0.075	0.065	—	—	—
8003	‡ T S Telecom	0.185	0.185	0.185	+0.003	+1.65	4	0.207	0.155	23.12	—	—
8088	techpacific.com	0.07	0.07	0.07	—	—	300	0.072	0.07	21.87	—	—
8098	Techwayson Holdings	0.97	1.00	0.97	—	—	304	1.06	0.90	—	—	—
8051	TeleEye Holdings	0.32	0.32	0.295	+0.04	+14.29	100	0.33	0.28	27.82	—	—
8400	Thiz Technology	0.36	0.36	0.355	+0.005	+1.41	1,400	0.362	0.30	—	—	—
8028	Timeless Software	0.51	0.53	0.495	-0.01	-1.92	2,626	0.62	0.475	10.20	—	—
8001	‡ tom.com	3.625	3.825	3.575	-0.125	-3.33	8,970	4.50	3.575	—	—	—
8069	Tong Ren Tang Tech	4.60	4.70	4.60	-0.05	-1.08	294	4.90	4.60	—	—	—
8138	Town Health Int'l	0.243	0.245	0.241	—	—	9,696	0.31	0.223	2.55	—	—
8063	Trasy Gold Ex	0.023	0.023	0.023	+0.001	+4.55	290	0.033	0.021	—	—	—
8091	Universal Tech	1.13	1.18	1.10	+0.03	+2.73	1,430	1.20	0.74	—	—	—
8033	‡ Vodatel Network	0.88	0.94	0.88	-0.01	-1.12	1,530	0.97	0.88	6.02	1.70	0.015
8035	Wah Sang Gas	0.71	0.72	0.70	+0.01	+1.43	5,920	0.75	0.68	2.02	—	—
8020	Wanasports	0.39	0.39	0.385	+0.005	+1.30	640	0.405	0.34	—	—	—
8021	WLS Holdings	0.40	0.405	0.36	—	—	7,220	0.71	0.35	—	—	—
8161	Worldmetal	0.38	—	—	—	—	—	0.435	0.35	—	—	—
8149	Xinao Gas Holdings	2.375	2.40	2.35	—	—	1,830	2.475	2.25	—	—	—
8178	Xteam Software	0.86	1.16	0.83	-0.28	-24.56	55,392	1.43	0.58	—	—	—
8005	Yuxing InfoTech	0.66	0.66	0.66	+0.01	+1.54	30	0.75	0.65	1.81	—	—

NASDAQ-AMEX STOCKS

Code	Share	Yesterday Close	High	Low	Change	Chg %	Volume	Jan 2 to Jan 24 High	Low	P/E	Yield	Div
4332	Amgen-T	—	—	—	—	—	—	568	413	—	—	—
4336	Appl Material-T	—	—	—	—	—	—	450	157	—	—	—
4333	‡ Cisco Systems-T	—	—	—	—	—	—	320	92	—	—	—
4331	Dell-T	—	—	—	—	—	—	242	158	—	—	—
4335	Intel-T	255	261	251	-6	-1.92	370	295	155	—	—	—
4338	Microsoft-T	492	492	492	-42	-7.87	100	575	390	—	—	—
4337	Starbucks-T	—	—	—	—	—	—	183	127.5	—	—	—

ISHARES

Code	Share	Yesterday Close	High	Low	Change	Chg %	Volume	Jan 2 to Jan 24 High	Low	P/E	Yield	Div
4362	iShares MSCI Kor-Tr	—	—	—	—	—	—	19.05	17.90	—	—	—
4363	iShares MSCI Twn-Tr	11.00	11.00	11.00	+0.15	+1.38	2,000	11.35	10.85	—	—	—

KEY

‡ click into companies.scmp.com for more information.
* — adjustment; xi — ex-interest; xr — ex-rights; xa — ex-all; xb — ex-bonus; xd — ex-dividend; ex-d — ex-distribution; xo — ex-offer; # — forecast
P/E or price-earnings ratio, is the share price divided by the earnings per share Earnings per share are historic, computed by dividing the most recently reported full year profit or loss by the number of shares outstanding.
Yield is the dividend or other distribution paid to shareholders for the most recent full-year, expressed as a percentage of the share price.
Bold typeface highlights issues that have seen price changes of 5% or more.

INDICES

	Previous close	Morning close	Afternoon close	Change (points)	Change (%)	Daily high	Daily low
All Ordinaries Index	4,672.46	4,652.36	4,665.50	-6.96	-0.15	4,706.11	4,645.34
Hang Seng Index	10,762.14	10,713.38	10,741.46	-20.68	-0.19	10,847.53	10,690.63
Finance	18,826.34	18,734.76	18,760.64	-65.70	-0.35	18,892.03	18,706.58
Utilities	20,378.04	20,351.02	20,380.14	+2.10	+0.01	20,457.97	20,351.02
Properties	15,059.49	14,878.60	14,955.57	-103.92	-0.69	15,213.34	14,818.74
Commerce & Industry	5,036.46	5,026.16	5,040.41	+3.95	+0.08	5,093.71	5,008.01
Hang Seng Composite Index	1,283.73	1,278.61	1,282.33	-1.40	-0.11	1,293.42	1,276.11
Hang Seng Hong Kong Composite Index	1,387.52	1,379.96	1,384.31	-3.21	-0.23	1,395.71	1,377.83
Hang Seng HK LargeCap Index	1,395.42	1,386.35	1,390.35	-5.07	-0.36	1,403.66	1,384.38
Hang Seng HK MidCap Index	1,486.15	1,487.69	1,495.55	+9.40	+0.63	1,497.46	1,484.25
Hang Seng HK SmallCap Index	1,037.57	1,027.36	1,027.66	-9.91	-0.96	1,041.55	1,023.35
Hang Seng Mainland Composite Index	1,062.32	1,063.06	1,065.35	+3.03	+0.29	1,076.66	1,058.82
Hang Seng China Enterprises Index	1,799.77	1,814.33	1,830.55	+30.78	+1.71	1,832.03	1,801.65
Hang Seng China-Affiliated Corp Index	1,161.24	1,161.74	1,163.08	+1.84	+0.16	1,179.10	1,156.35
Hang Seng Composite Industry Indices							
Oil & Resources	1,617.52	1,631.34	1,632.33	+14.81	+0.92	1,643.00	1,620.14
Industrial Goods	1,589.61	1,581.07	1,600.50	+10.89	+0.69	1,605.66	1,579.04
Consumer Goods	1,249.67	1,252.04	1,257.82	+8.15	+0.65	1,269.57	1,245.03
Services	806.78	807.31	809.35	+2.57	+0.32	817.30	804.72
Utilities	2,238.73	2,235.93	2,237.38	-1.35	-0.06	2,246.20	2,234.65
Financials	1,687.67	1,679.05	1,681.56	-6.11	-0.36	1,693.12	1,676.39
Properties & Construction	1,482.72	1,465.66	1,473.56	-9.16	-0.62	1,496.98	1,460.20
Information Technology	1,116.41	1,112.48	1,108.46	-7.95	-0.71	1,136.25	1,105.19
Conglomerates	1,365.19	1,356.83	1,363.12	-2.07	-0.15	1,377.33	1,352.75